02046448

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
JUL 26 2002
1086

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0000802106
(Registrant CIK Number)

Form 8-K for July 26, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-77054
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUL 31 2002
THOMSON FINANCIAL

Exhibit Index at page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: Brian L. Simons
Name: Brian L. Simons
Title: Vice President

Dated: July __, 2002

2

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.
Home Equity Mortgage-Backed Pass-Through Certificates, Series 2002-2

DERIVED INFORMATION [7/19/02]

[$200,000,000]
Senior Bonds Offered
(Approximate)

Home Equity Pass-Through Certificates, Series 2002-2
Class A-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[$200,000,000] (Approximate)
Home Equity Pass-Through Certificates, Series 2002-2
Class A-1

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[200,000,000]	I	Senior/Adj	LIBOR + [ ]%	[2.9]	AAA/Aaa
Total	[200,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-2	[100,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[3.0]	AAA/Aaa
A-3	[146,250,000]	II	Senior/Adj	LIBOR + [ ]%	[3.0]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
M-1	[31,500,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	AA/Aa2
M-2	[23,650,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	A/A2
B-1	[18,350,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.3]	BBB+/Baa2
B-2	[5,250,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[4.8]	BBB/Baa3
R (3)	[50]	II	Residual	LIBOR + [ ]%	N/A	AAA/---
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [67.00%] of the sum of the Class A-1, Class A-2 and Class A-3 Certificate ("Class A Certificates") balances until the 30th Distribution Date and (b) zero on the 31st Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Securities Corp.
Servicer:	[31]% by Olympus Servicing, L.P. and [79]% by Fairbanks Capital Corp.
Special Servicer:	Olympus Servicing, L.P.
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about July 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [July 30, 2002], Closing Date [July 29, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in August 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, July 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter. With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates are expected to be rated by S&P/Moody's. Class A: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B-1: BBB+/Baa2 Class B-2: BBB/Baa3
Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately [5%] – [10%]
Capitalized Interest Acct:	TBD
Offered Certificates:	The Class A-1 Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3 Class A-IO, Class M-1, Class M-2, Class B-1 and Class B-2 may be purchased by employee benefit plans that are subject to ERISA].
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-3, Class A-IO, and Class M-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-2, Class B-1 and Class B-2 ***will not*** constitute "mortgage related securities" for purposes of SMMEA].
Taxation:	REMIC.

Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, Class B-1 and Class B-2.
Expense Fee Rate:	The per annum rate at which the servicing, trustee, if any, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.
Group 1 Excess Interest Amount:	For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (2)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.
Class A-1 Net Funds Cap:	For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-2 & Class A-3 Net Funds Cap:	For any Distribution Date and the Class A-2 and Class A-3 Certificates, the per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-IO Net Funds Cap:	For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 & Class A-3 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 and Class A-3 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 and Class A-3 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 and Class A-3 Certificates.
Subordinate Net Funds Cap:	For any Distribution Date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 & Class A-3 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.
Subordinate Group 1 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.

8

Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 & Class A-3 Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the related Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net Funds Cap, up to the related Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1, Class A-2 and Class A-3 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.
Net Mortgage Rate:	As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.
Principal and Interest Advancing:	The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Optimal Interest Remittance Amount	For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less, with regard to Loan Group 2, the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of the Class A-2 Certificates, divided by the Aggregate Loan Group 2 Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies). 2. Overcollateralization. 3. Subordination (see table below).

9

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[15.00]%	[16.00]%	[32.00]%
M-1	[9.00]%	[10.00]%	[20.00]%
M-2	[4.50]%	[5.50]%	[11.00]%
B-1	[1.00]%	[2.00]%	[4.00]%
B-2	[0.00]%	[1.00]%	[2.00]%

* Prior to stepdown date, based on Maximum Pool Balance.
** After stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [1.00]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [2.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in August 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to approximately [68.00]%.

Trigger Event: TDB

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Delinquent Loan Substitution: If any Initial Mortgage Loan, less than thirty days delinquent as of the Cut-Off Date, fails to make its scheduled monthly payment due during the period commencing on the second day of the month preceding the month in which the Cut Off Date occurs and ending on the Cut-Off Date and becomes 30 days or more delinquent on such amount, in accordance with the terms of the pooling and servicing agreement, DLJ Mortgage Capital, Inc. shall be required to either repurchase or substitute such Mortgage Loan provided said payment is not received by the Determination Date in the month succeeding the month in which the Initial Cut-off Date occurs. In no event shall the aggregate amount substituted or repurchased by DLJ Mortgage Capital pursuant to this provision be greater than 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefund account as of the Closing Date.

Group Allocation Amount: For any distribution date on or after the Stepdown Date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer, the policy premium amount;

2. From Group 2, to the Trustee, the trustee fee, if any;
3. From Group 2, to the Loss Mitigation Advisor, the loss mitigation advisor fee;
4. From Group 1, to the Bond Insurer and the Trustee, the policy premium amounts and trustee fee amounts from (1 & 2) above, if any;
5. From Group 1, to the Loss Mitigation Advisor, the policy premium amount remaining unpaid from (3) above, if any;
6. Concurrently, to the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class A-2, Class A-3 and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.
7. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.
8. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. To the Class B-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
11. To the Class B-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
12. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
2. From Group 2, sequentially first to the Class R Certificates and then to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the respective principal balance of such classes have been reduced to zero;
3. From Group 1, to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the Class Certificate principal balances have been reduced to zero;
4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
7. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:
1. From the Principal Remittance Amount derived from Group 1, sequentially, first to (x) the Class A-1 Certificates and then to (y) the Class A-2 and Class A-3 Certificates, pro-rata, the Group 1 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
2. From the Principal Remittance Amount derived from Group 2, sequentially, first to (x) the Class A-2 and Class A-3 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, the Group 2 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section II above.
4. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement

percentages for each class; and

5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first and, if delinquencies are less than or equal to 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefunding account as of the Closing Date, the second Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.

2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:

   (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 and Class A-3 Certificates (pro-rata), in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;

   (ii) sequentially, to (x) the Class A-2 and Class A-3 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;

   (b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;

   (c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and

   (d) to the Class B-1, until the Class Principal Balance of such class has been reduced to zero; and

   (e) to the Class B-2, until the Class Principal Balance of such class has been reduced to zero;

   (B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.
4. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. To the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
7. To the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
8. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
9. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
11. To the Class B-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
12. To the Class B-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
13. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
14. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
15. To the Class R Certificates, any remaining amount.

12

BOND SUMMARY

To Call

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	5.4	3.8	2.9	1.9	1.5	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	181	127	95	62	52	35

To Maturity

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	5.7	4.0	3.1	2.0	1.6	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	316	248	191	122	99	35

Collateral Net WAC – *Class A-1*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.20%	37	8.20%	73	8.19%	1	8.20%	37	12.55%	73	13.57%
2	8.20%	38	8.20%	74	8.19%	2	8.20%	38	12.54%	74	13.56%
3	8.20%	39	8.20%	75	8.19%	3	8.20%	39	12.54%	75	13.55%
4	8.20%	40	8.20%	76	8.19%	4	8.20%	40	12.54%	76	13.54%
5	8.20%	41	8.20%	77	8.19%	5	8.20%	41	13.39%	77	13.53%
6	8.20%	42	8.20%	78	8.19%	6	8.20%	42	13.40%	78	13.52%
7	8.20%	43	8.20%	79	8.19%	7	8.20%	43	13.39%	79	13.51%
8	8.20%	44	8.20%	80	8.19%	8	8.20%	44	13.39%	80	13.50%
9	8.20%	45	8.19%	81	8.19%	9	8.20%	45	13.38%	81	13.49%
10	8.20%	46	8.19%	82	8.19%	10	8.20%	46	13.37%	82	13.48%
11	8.20%	47	8.19%	83	8.19%	11	8.20%	47	13.60%	83	13.47%
12	8.20%	48	8.19%	84	8.19%	12	8.20%	48	13.61%	84	13.46%
13	8.20%	49	8.19%	85	8.18%	13	8.20%	49	13.60%	85	13.45%
14	8.20%	50	8.19%	86	8.18%	14	8.20%	50	13.59%	86	13.44%
15	8.20%	51	8.19%	87	8.18%	15	8.20%	51	13.59%	87	13.43%
16	8.20%	52	8.19%	88	8.18%	16	8.20%	52	13.58%	88	13.42%
17	8.20%	53	8.19%	89	8.18%	17	8.20%	53	13.74%	89	13.41%
18	8.20%	54	8.19%	90	8.18%	18	8.20%	54	13.75%	90	13.40%
19	8.20%	55	8.19%	91	8.18%	19	8.20%	55	13.74%	91	13.39%
20	8.20%	56	8.19%	92	8.18%	20	8.20%	56	13.73%	92	13.38%
21	8.20%	57	8.19%	93	8.18%	21	8.20%	57	13.72%	93	13.37%
22	8.20%	58	8.19%	94	8.18%	22	8.23%	58	13.71%	94	13.36%
23	8.20%	59	8.19%	95	8.18%	23	10.11%	59	13.70%	95	13.35%
24	8.20%	60	8.19%	96	8.19%	24	10.13%	60	13.69%	96	13.34%
25	8.20%	61	8.19%	97	8.19%	25	10.12%	61	13.68%	97	13.34%
26	8.20%	62	8.19%	98	8.19%	26	10.12%	62	13.67%	98	13.33%
27	8.20%	63	8.19%	99	8.19%	27	10.12%	63	13.66%	99	13.32%
28	8.20%	64	8.19%	100	8.19%	28	10.13%	64	13.65%	100	13.31%
29	8.20%	65	8.19%	101	8.19%	29	11.06%	65	13.64%	101	13.30%
30	8.20%	66	8.19%	102	8.19%	30	11.06%	66	13.64%	102	13.29%
31	8.20%	67	8.19%			31	11.06%	67	13.63%		
32	8.20%	68	8.19%			32	11.05%	68	13.62%		
33	8.20%	69	8.19%			33	11.05%	69	13.61%		
34	8.20%	70	8.19%			34	11.06%	70	13.60%		
35	8.20%	71	8.19%			35	12.51%	71	13.59%		
36	8.20%	72	8.19%			36	12.56%	72	13.58%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.92%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.
(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

14

Statistical Collateral Summary – Loan Group 1

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 07/01/02 cutoff date (or 08/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	1,776		
Total Outstanding Loan Balance	$235,500,033.21		
Average Loan Current Balance	$132,601.37	$19,550.00	$419,786.78
Weighted Average Original LTV – First Liens	79.287%		
Weighted Average Coupon	8.787%	6.375%	13.500%
Arm Weighted Average Coupon	8.813%		
Fixed Weighted Average Coupon	8.640%		
Weighted Average Margin	6.712%	3.000%	9.700%
Weighted Average FICO (Non-Zero)	619		
Weighted Average Age (Months)	2		
% First Liens	100.00%		
% Arms	85.0%		
% Fixed	15.0%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	3	515,266.62	0.2
	6.501 - 7.000	88	16,788,426.56	7.1
	7.001 - 7.500	151	23,386,261.02	9.9
	7.501 - 8.000	204	31,663,812.93	13.4
	8.001 - 8.500	231	34,781,108.47	14.8
	8.501 - 9.000	249	36,764,785.57	15.6
	9.001 - 9.500	223	28,167,091.11	12.0
	9.501 - 10.000	261	29,905,946.20	12.7
	10.001 - 10.500	147	14,177,599.19	6.0
	10.501 - 11.000	126	10,779,811.54	4.6
	11.001 - 11.500	49	4,461,065.73	1.9
	11.501 - 12.000	34	3,091,352.07	1.3
	12.001 - 12.500	7	713,067.40	0.3
	12.501 - 13.000	2	234,267.62	0.1
	13.001 - 13.500	1	70,171.18	0.0
	Total:	**1776**	**235,500,033.21**	**100.0**
FICO	Not Available	1	63,750.00	0.0
	476 - 500	2	270,707.83	0.1
	501 - 525	130	14,546,730.18	6.2
	526 - 550	198	22,763,305.05	9.7
	551 - 575	213	25,697,427.95	10.9
	576 - 600	152	18,943,376.11	8.0
	601 - 625	272	35,786,433.92	15.2
	626 - 650	323	44,969,756.02	19.1
	651 - 675	248	37,027,000.55	15.7
	676 - 700	133	19,304,484.02	8.2
	701 - 725	51	8,037,731.52	3.4

FICO continued	726 - 750	32	4,611,639.65	2.0
	751 - 775	18	3,073,816.90	1.3
	776 - 800	2	286,948.11	0.1
	801 - 825	1	116,925.40	0.0
	Total:	**1776**	**235,500,033.21**	**100.0**
Scheduled Balance	0.01 - 50,000.00	83	3,414,787.42	1.5
	50,000.01 - 100,000.00	*635*	*47,488,586.52*	*20.2*
	100,000.01 - 150,000.00	420	52,083,868.82	22.1
	150,000.01 - 200,000.00	332	57,100,773.95	24.2
	200,000.01 - 250,000.00	187	41,709,362.30	17.7
	250,000.01 - 300,000.00	105	28,830,690.67	12.2
	300,000.01 - 350,000.00	10	3,310,312.18	1.4
	350,000.01 - 400,000.00	3	1,141,864.57	0.5
	400,000.01 - 450,000.00	1	419,786.78	0.2
	Total:	**1776**	**235,500,033.21**	**100.0**
Original LTV	<= 50.000	48	5,365,210.32	2.3
	50.001 - 55.000	17	1,774,142.65	0.8
	55.001 - 60.000	27	3,250,224.73	1.4
	60.001 - 65.000	56	7,168,461.27	3.0
	65.001 - 70.000	121	14,319,220.43	6.1
	70.001 - 75.000	177	20,711,102.25	8.8
	75.001 - 80.000	862	116,560,803.98	49.5
	80.001 - 85.000	190	23,357,831.18	9.9
	85.001 - 90.000	240	37,311,274.99	15.8
	90.001 - 95.000	33	5,056,557.05	2.1
	95.001 - 100.000	5	625,204.36	0.3
	Total:	**1776**	**235,500,033.21**	**100.0**
Documentation Type	Full	1138	144,009,049.51	61.2
	Stated Income / Stated Assets	558	79,404,721.34	33.7
	Reduced	80	12,086,262.36	5.1
	Total:	**1776**	**235,500,033.21**	**100.0**
Occupancy Status	Investment	155	15,566,812.58	6.6
	Primary	1610	218,870,311.82	92.9
	Second Home	11	1,062,908.81	0.5
	Total:	**1776**	**235,500,033.21**	**100.0**
State	California	424	76,862,009.03	32.6
	Florida	232	24,873,804.57	10.6
	New York	71	11,435,630.44	4.9
	Washington	80	10,641,983.16	4.5
	Arizona	76	9,073,451.50	3.9
	Illinois	74	8,626,254.90	3.7
	Colorado	47	7,297,374.80	3.1
	Hawaii	32	6,287,058.21	2.7

State continued	New Jersey	47	6,254,768.03	2.7
	Texas	59	5,886,468.02	2.5
	Virginia	53	5,682,971.24	2.4
	Minnesota	39	5,555,948.51	2.4
	Massachusetts	30	5,471,506.32	2.3
	Michigan	57	5,185,680.69	2.2
	Oregon	37	4,600,466.88	2.0
	Other	418	41,764,656.91	17.7
	Total:	**1776**	**235,500,033.21**	**100.0**
Purpose	Refi Cashout	828	111,779,605.01	47.5
	Refi r/t	80	10,807,922.98	4.6
	Purchase	868	112,912,505.22	47.9
	Total:	**1776**	**235,500,033.21**	**100.0**
Product Type	2yr frm->adj	1108	153,434,152.71	65.2
	3yr frm->adj	393	46,772,910.04	19.9
	Fixed Rate	275	35,292,970.46	15.0
	Total:	**1776**	**235,500,033.21**	**100.0**
Property Type	2-4 Family	153	22,544,629.91	9.6
	Condo	103	13,212,557.31	5.6
	Single Family	1457	191,118,317.67	81.2
	PUD	49	7,459,635.96	3.2
	Mfg. Housing	14	1,164,892.36	0.5
	Total:	**1776**	**235,500,033.21**	**100.0**
ARM Margin	2.501 - 3.000	1	119,850.28	0.1
	3.501 - 4.000	5	1,000,261.54	0.5
	4.001 - 4.500	35	5,314,961.30	2.7
	4.501 - 5.000	70	9,384,042.24	4.7
	5.001 - 5.500	50	6,368,104.77	3.2
	5.501 - 6.000	75	8,538,144.95	4.3
	6.001 - 6.500	44	4,393,317.67	2.2
	6.501 - 7.000	1155	158,794,338.98	79.3
	7.001 - 7.500	27	2,689,912.32	1.3
	7.501 - 8.000	13	1,438,432.44	0.7
	8.001 - 8.500	11	841,296.26	0.4
	8.501 - 9.000	11	846,191.40	0.4
	9.501 - 10.000	4	478,208.60	0.2
	Total:	**1501**	**200,207,062.75**	**100.0**

ARM Months to Rate Reset	16 - 18	1	50,126.47	0.0
	19 - 21	207	29,868,607.65	14.9
	22 - 24	900	123,515,418.59	61.7
	28 - 30	5	428,959.49	0.2
	31 - 33	29	3,217,709.15	1.6
	34 - 36	359	43,126,241.40	21.5
	Total:	**1501**	**200,207,062.75**	**100.0**
Arm Max Rate	12.001 - 12.500	1	143,866.62	0.1
	12.501 - 13.000	18	2,752,992.38	1.4
	13.001 - 13.500	20	2,691,646.27	1.3
	13.501 - 14.000	72	13,365,168.12	6.7
	14.001 - 14.500	122	18,878,994.11	9.4
	14.501 - 15.000	164	25,044,871.38	12.5
	15.001 - 15.500	184	28,135,666.04	14.1
	15.501 - 16.000	214	31,403,261.11	15.7
	16.001 - 16.500	197	24,684,901.26	12.3
	16.501 - 17.000	208	24,269,444.12	12.1
	17.001 - 17.500	123	12,348,170.71	6.2
	17.501 - 18.000	107	9,465,876.94	4.7
	18.001 - 18.500	37	3,667,455.22	1.8
	18.501 - 19.000	30	2,888,814.34	1.4
	19.001 - 19.500	4	465,934.13	0.2
	Total:	**1501**	**200,207,062.75**	**100.0**
ARM Min Rate	4.501 - 5.000	1	259,242.35	0.1
	5.001 - 5.500	1	203,474.27	0.1
	6.001 - 6.500	3	515,266.62	0.3
	6.501 - 7.000	77	14,456,110.14	7.2
	7.001 - 7.500	128	19,844,783.70	9.9
	7.501 - 8.000	166	25,196,524.03	12.6
	8.001 - 8.500	184	27,896,931.22	13.9
	8.501 - 9.000	210	31,441,220.29	15.7
	9.001 - 9.500	197	25,236,433.34	12.6
	9.501 - 10.000	213	24,973,345.56	12.5
	10.001 - 10.500	127	12,574,461.12	6.3
	10.501 - 11.000	112	9,659,220.83	4.8
	11.001 - 11.500	41	4,015,831.25	2.0
	11.501 - 12.000	32	2,986,883.01	1.5
	12.001 - 12.500	7	713,067.40	0.4
	12.501 - 13.000	2	234,267.62	0.1
	Total:	**1501**	**200,207,062.75**	**100.0**
Initial Periodic Cap	3.0	1501	200,207,062.75	100.0
	Total:	**1501**	**200,207,062.75**	**100.0**

Subsequent Periodic Cap	1.0	128	14,011,333.92	7.0
	1.5	1373	186,195,728.83	93.0
	Total:	**1501**	**200,207,062.75**	**100.0**

19

Statistical Collateral Summary – Aggregate Pool

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 07/01/02 cutoff date (or 08/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	3,751		
Total Outstanding Loan Balance	$524,220,433.01		
Average Loan Current Balance	$139,754.85	$16,170.17	$699,539.76
Weighted Average Original LTV – First Liens	79.593%		
Weighted Average Coupon	8.811%	6.375%	14.125%
Arm Weighted Average Coupon	8.849%		
Fixed Weighted Average Coupon	8.677%		
Weighted Average Margin	6.776%	2.160%	13.125%
Weighted Average FICO (Non-Zero)	620		
Weighted Average Age (Months)	2		
% First Liens	100.00%		
% Arms	77.8%		
% Fixed	22.2%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	3	515,266.62	0.1
	6.501 - 7.000	166	35,404,674.70	6.8
	7.001 - 7.500	311	53,317,138.83	10.2
	7.501 - 8.000	449	74,447,288.00	14.2
	8.001 - 8.500	498	77,238,027.20	14.7
	8.501 - 9.000	562	88,605,530.17	16.9
	9.001 - 9.500	467	61,984,072.17	11.8
	9.501 - 10.000	490	57,121,278.60	10.9
	10.001 - 10.500	283	27,086,097.62	5.2
	10.501 - 11.000	238	21,809,948.99	4.2
	11.001 - 11.500	112	10,729,806.98	2.0
	11.501 - 12.000	85	6,996,922.19	1.3
	12.001 - 12.500	40	5,106,426.29	1.0
	12.501 - 13.000	26	2,180,556.13	0.4
	13.001 - 13.500	15	1,335,741.81	0.3
	13.501 - 14.000	4	230,407.66	0.0
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**3,751**	**524,220,433.01**	**100.0**
FICO	Not Available	2	108,737.12	0.0
	476 - 500	6	533,561.78	0.1
	501 - 525	207	27,091,724.55	5.2
	526 - 550	357	40,291,160.29	7.7
	551 - 575	455	53,638,500.71	10.2
	576 - 600	474	64,218,602.48	12.3
	601 - 625	630	91,348,275.60	17.4
	626 - 650	677	96,905,111.51	18.5

	651 - 675	455	71,757,057.13	13.7
FICO continued	676 - 700	251	38,680,593.77	7.4
	701 - 725	122	20,062,812.98	3.8
	726 - 750	64	10,750,594.13	2.1
	751 - 775	39	6,932,422.57	1.3
	776 - 800	10	1,392,352.99	0.3
	801 - 825	2	508,925.40	0.1
	Total:	**3,751**	**524,220,433.01**	**100.0**
Scheduled Balance	0.01 - 50,000.00	286	11,417,957.39	2.2
	50,000.01 - 100,000.00	1,318	98,012,603.99	18.7
	100,000.01 - 150,000.00	860	106,149,407.22	20.2
	150,000.01 - 200,000.00	554	95,338,602.12	18.2
	200,000.01 - 250,000.00	293	65,469,959.69	12.5
	250,000.01 - 300,000.00	178	48,858,029.97	9.3
	300,000.01 - 350,000.00	119	38,908,684.92	7.4
	350,000.01 - 400,000.00	77	28,745,549.07	5.5
	400,000.01 - 450,000.00	29	12,397,538.55	2.4
	450,000.01 - 500,000.00	28	13,572,678.36	2.6
	500,000.01 - 550,000.00	1	522,449.24	0.1
	550,000.01 - 600,000.00	6	3,464,404.27	0.7
	650,000.01 - 700,000.00	2	1,362,568.22	0.3
	Total:	**3,751**	**524,220,433.01**	**100.0**
Original LTV	<= 50.000	128	12,214,744.56	2.3
	50.001 - 55.000	55	7,067,226.05	1.3
	55.001 - 60.000	71	7,635,485.78	1.5
	60.001 - 65.000	150	19,551,984.04	3.7
	65.001 - 70.000	241	29,177,488.37	5.6
	70.001 - 75.000	370	46,742,142.49	8.9
	75.001 - 80.000	1,646	237,865,635.90	45.4
	80.001 - 85.000	351	48,512,706.34	9.3
	85.001 - 90.000	542	84,204,305.41	16.1
	90.001 - 95.000	118	19,766,378.62	3.8
	95.001 - 100.000	79	11,482,335.46	2.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Documentation Type	Full	2,672	342,980,876.50	65.4
	Stated Income / Stated Assets	805	130,926,779.17	25.0
	Reduced	274	50,312,777.34	9.6
	Total:	**3,751**	**524,220,433.01**	**100.0**
Occupancy Status	Investment	285	26,379,160.88	5.0
	Primary	3,450	496,178,058.14	94.7
	Second Home	16	1,663,213.99	0.3
	Total:	**3,751**	**524,220,433.01**	**100.0**

State	California	839	176,332,194.29	33.6
	Florida	593	66,619,419.16	12.7
	New York	139	25,775,732.84	4.9
	Illinois	186	22,598,081.07	4.3
	New Jersey	108	17,412,877.08	3.3
	Washington	117	17,078,202.99	3.3
	Massachusetts	85	16,740,503.53	3.2
	Michigan	173	15,241,982.52	2.9
	Texas	147	14,285,169.82	2.7
	Arizona	106	13,759,635.40	2.6
	Colorado	69	12,764,632.24	2.4
	Hawaii	51	10,046,930.29	1.9
	Georgia	76	8,776,353.22	1.7
	Ohio	116	8,749,936.77	1.7
	Virginia	74	8,103,078.08	1.5
	Other	872	89,935,703.72	17.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Purpose	Refi Cashout	1,769	251,866,215.60	48.0
	Refi r/t	302	35,777,665.87	6.8
	Purchase	1,680	236,576,551.54	45.1
	Total:	**3,751**	**524,220,433.01**	**100.0**
Product Type	2yr frm->adj	1,773	283,544,300.55	54.1
	3yr frm->adj	986	124,030,312.10	23.7
	5yr frm->adj	2	215,909.02	0.0
	Fixed Rate	990	116,429,911.34	22.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Property Type	2-4 Family	308	46,561,928.01	8.9
	Condo	203	25,162,149.80	4.8
	Single Family	3,148	439,262,599.00	83.8
	PUD	67	11,312,035.40	2.2
	Mfg. Housing	25	1,921,720.80	0.4
	Total:	**3,751**	**524,220,433.01**	**100.0**
ARM Margin	2.001 - 2.500	2	572,000.00	0.1
	2.501 - 3.000	1	119,850.28	0.0
	3.501 - 4.000	5	1,000,261.54	0.2
	4.001 - 4.500	39	6,730,026.15	1.7
	4.501 - 5.000	171	28,700,542.67	7.0
	5.001 - 5.500	97	13,857,003.49	3.4
	5.501 - 6.000	181	23,255,478.01	5.7
	6.001 - 6.500	163	21,187,765.67	5.2
	6.501 - 7.000	1,689	266,644,908.24	65.4
	7.001 - 7.500	109	13,203,500.10	3.2
	7.501 - 8.000	77	8,496,966.54	2.1

22

	8.001 - 8.500	72	7,339,306.84	1.8
ARM Margin continued	8.501 - 9.000	57	5,573,134.62	1.4
	9.001 - 9.500	42	4,246,689.98	1.0
	9.501 - 10.000	27	2,819,743.31	0.7
	10.001 - 10.500	17	1,505,350.92	0.4
	10.501 - 11.000	7	1,619,642.37	0.4
	11.001 - 11.500	3	826,550.95	0.2
	11.501 - 12.000	1	45,000.00	0.0
	13.001 - 13.500	1	46,800.00	0.0
	Total:	**2,761**	**407,790,521.67**	**100.0**
ARM Months to Rate Reset	13 - 15	3	311,790.20	0.1
	16 - 18	4	395,483.62	0.1
	19 - 21	369	61,781,611.35	15.2
	22 - 24	1,397	221,055,415.38	54.2
	28 - 30	5	428,959.49	0.1
	31 - 33	75	9,283,478.21	2.3
	34 - 36	906	114,317,874.40	28.0
	37 >=	2	215,909.02	0.1
	Total:	**2,761**	**407,790,521.67**	**100.0**
Arm Max Rate	12.001 - 12.500	1	143,866.62	0.0
	12.501 - 13.000	23	3,840,254.56	0.9
	13.001 - 13.500	55	9,024,239.97	2.2
	13.501 - 14.000	150	31,173,725.70	7.6
	14.001 - 14.500	229	36,584,700.54	9.0
	14.501 - 15.000	334	56,028,495.32	13.7
	15.001 - 15.500	350	60,118,584.51	14.7
	15.501 - 16.000	388	66,399,104.91	16.3
	16.001 - 16.500	320	46,010,901.58	11.3
	16.501 - 17.000	337	40,587,250.78	10.0
	17.001 - 17.500	216	21,731,160.04	5.3
	17.501 - 18.000	178	16,353,905.52	4.0
	18.001 - 18.500	75	9,627,483.57	2.4
	18.501 - 19.000	50	4,647,795.09	1.1
	19.001 - 19.500	26	2,670,084.56	0.7
	19.501 - 20.000	17	1,597,033.83	0.4
	20.001 >=	12	1,251,934.57	0.3
	Total:	**2,761**	**407,790,521.67**	**100.0**
ARM Min Rate	4.501 - 5.000	11	1,355,139.98	0.3
	5.001 - 5.500	1	203,474.27	0.0
	6.001 - 6.500	3	515,266.62	0.1
	6.501 - 7.000	120	26,075,136.42	6.4
	7.001 - 7.500	237	40,074,681.56	9.8
	7.501 - 8.000	319	54,966,715.17	13.5
	8.001 - 8.500	348	58,452,904.43	14.3
	8.501 - 9.000	409	71,196,008.89	17.5

23

	9.001 - 9.500	339	49,891,923.38	12.2
ARM Min Rate continued	9.501 - 10.000	360	44,094,934.72	10.8
	10.001 - 10.500	225	22,565,366.03	5.5
	10.501 - 11.000	187	16,828,677.81	4.1
	11.001 - 11.500	84	9,982,635.29	2.4
	11.501 - 12.000	57	5,177,226.51	1.3
	12.001 - 12.500	29	3,289,502.26	0.8
	12.501 - 13.000	18	1,782,560.74	0.4
	13.001 - 13.500	9	1,081,877.84	0.3
	13.501 - 14.000	3	145,240.71	0.0
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**2,761**	**407,790,521.67**	**100.0**
Initial Periodic Cap	2.0	1	122,964.15	0.0
	3.0	2,758	407,451,648.50	99.9
	5.0	2	215,909.02	0.1
	Total:	**2,761**	**407,790,521.67**	**100.0**
Subsequent Periodic Cap	1.0	653	82,789,167.55	20.3
	1.5	2,108	325,001,354.12	79.7
	Total:	**2,761**	**407,790,521.67**	**100.0**

24

DERIVED INFORMATION [7/19/02]

[$225,000,000]
Senior, Subordinate & Mezzanine Bonds Offered
(Approximate)

Home Equity Pass-Through Certificates, Series 2002-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[$225,000,000] (Approximate)
Home Equity Pass-Through Certificates, Series 2002-2

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-3	[146,250,000]	II	Senior/Adj	LIBOR + [ ]%	[3.0]	AAA/Aaa
M-1	[31,500,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	AA/Aa2
M-2	[23,650,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	A/A2
B-1	[18,350,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.3]	BBB+/Baa2
B-2	[5,250,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[4.8]	BBB/Baa3
Total	[225,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[200,000,000]	I	Senior/Adj	LIBOR + [ ]%	[2.9]	AAA/Aaa
A-2	[100,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[3.0]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
R (3)	[50]	II	Residual	LIBOR + [ ]%	N/A	AAA/---
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [67.00%] of the sum of the Class A-1, Class A-2 and Class A-3 Certificate ("Class A Certificates") balances until the 30th Distribution Date and (b) zero on the 31st Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Securities Corp.
Servicer:	[31]% by Olympus Servicing, L.P. and [69]% by Fairbanks Capital Corp.
Special Servicer:	Olympus Servicing, L.P.
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about July 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [July 30, 2002], Closing Date [July 29, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in August 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, July 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter. With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates are expected to be rated by S&P/Moody's. Class A: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B-1: BBB+/Baa2 Class B-2: BBB/Baa3
Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately [5%] – [10%]
Capitalized Interest Acct:	TBD
Offered Certificates:	The Class A-3, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3 Class A-IO, Class M-1, Class M-2, Class B-1 and Class B-2 may be purchased by employee benefit plans that are subject to ERISA].
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-3, Class A-IO, and Class M-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-2, Class B-1 and Class B-2 ***will not*** constitute "mortgage related securities" for purposes of SMMEA].
Taxation:	REMIC.

Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, Class B-1 and Class B-2.
Expense Fee Rate:	The per annum rate at which the servicing, trustee, if any, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.
Group 1 Excess Interest Amount:	For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (2)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.
Class A-1 Net Funds Cap:	For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-2 & Class A-3 Net Funds Cap:	For any Distribution Date and the Class A-2 and Class A-3 Certificates, the per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-IO Net Funds Cap:	For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 & Class A-3 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 and Class A-3 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 and Class A-3 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 and Class A-3 Certificates.
Subordinate Net Funds Cap:	For any Distribution Date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 & Class A-3 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.
Subordinate Group 1 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.

28

Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 & Class A-3 Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the related Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net Funds Cap, up to the related Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1, Class A-2 and Class A-3 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.
Net Mortgage Rate:	As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.
Principal and Interest Advancing:	The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Optimal Interest Remittance Amount	For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less, with regard to Loan Group 2, the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of the Class A-2 Certificates, divided by the Aggregate Loan Group 2 Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies). 2. Overcollateralization. 3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[15.00]%	[16.00]%	[32.00]%
M-1	[9.00]%	[10.00]%	[20.00]%
M-2	[4.50]%	[5.50]%	[11.00]%
B-1	[1.00]%	[2.00]%	[4.00]%
B-2	[0.00]%	[1.00]%	[2.00]%

* Prior to stepdown date, based on Maximum Pool Balance.

** After stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [1.00]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [2.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in August 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to approximately [68.00]%.

Trigger Event: TDB

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Delinquent Loan Substitution: If any Initial Mortgage Loan, less than thirty days delinquent as of the Cut-Off Date, fails to make its scheduled monthly payment due during the period commencing on the second day of the month preceding the month in which the Cut Off Date occurs and ending on the Cut-Off Date and becomes 30 days or more delinquent on such amount, in accordance with the terms of the pooling and servicing agreement, DLJ Mortgage Capital, Inc. shall be required to either repurchase or substitute such Mortgage Loan provided said payment is not received by the Determination Date in the month succeeding the month in which the Initial Cut-off Date occurs. In no event shall the aggregate amount substituted or repurchased by DLJ Mortgage Capital pursuant to this provision be greater than 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefund account as of the Closing Date.

Group Allocation Amount: For any distribution date on or after the Stepdown Date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer, the policy premium amount;

2. From Group 2, to the Trustee, the trustee fee, if any;
3. From Group 2, to the Loss Mitigation Advisor, the loss mitigation advisor fee;
4. From Group 1, to the Bond Insurer and the Trustee, the policy premium amount and Trustee fee amounts remaining unpaid from (1 & 3) above, if any;
5. From Group 1, to the Loss Mitigation Advisor, the policy premium amount remaining unpaid from (3) above, if any;
6. Concurrently, to the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class A-2, Class A-3 and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.
7. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.
8. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. To the Class B-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
11. To the Class B-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
12. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:
   1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
   2. From Group 2, sequentially first to the Class R Certificates and then to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the respective principal balance of such classes have been reduced to zero;
   3. From Group 1, to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the Class Certificate principal balances have been reduced to zero;
   4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
   5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
   6. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
   7. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:
   1. From the Principal Remittance Amount derived from Group 1, sequentially, first to (x) the Class A-1 Certificates and then to (y) the Class A-2 and Class A-3 Certificates, pro-rata, the Group 1 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
   2. From the Principal Remittance Amount derived from Group 2, sequentially, first to (x) the Class A-2 and Class A-3 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, the Group 2 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
   3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section II above.
   4. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement

percentages for each class; and

5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first and, if delinquencies are less than or equal to 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefunding account as of the Closing Date, the second Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.
2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:
   - (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 and Class A-3 Certificates (pro-rata), in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;
     - (ii) sequentially, to (x) the Class A-2 and Class A-3 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;
   - (b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
   - (c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
   - (d) to the Class B-1, until the Class Principal Balance of such class has been reduced to zero; and
   - (e) to the Class B-2, until the Class Principal Balance of such class has been reduced to zero;

   (B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;
3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.
4. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. To the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
7. To the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
8. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
9. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
11. To the Class B-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
12. To the Class B-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
13. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
14. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
15. To the Class R Certificates, any remaining amount.

BOND SUMMARY

To Call

Class A-3

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	5.6	3.9	3.0	1.9	1.6	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	181	127	95	62	52	36

Class M-1

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.1	4.1	3.6
First Pay (Month)	61	42	38	42	45	36
Last Pay (Month)	181	127	95	62	52	44

Class M-2

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	3.9	3.7	3.6
First Pay (Month)	61	42	37	39	40	42
Last Pay (Month)	181	127	95	62	52	44

Class B-1

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	3.8	3.5	3.4
First Pay (Month)	61	42	37	37	38	38
Last Pay (Month)	181	127	95	62	52	44

Class B-2

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	9.3	6.4	4.8	3.5	3.2	3.1
First Pay (Month)	61	42	37	37	37	37
Last Pay (Month)	166	115	86	56	47	40

To Maturity

Class A-3

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	6.0	4.3	3.3	2.1	1.7	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	329	269	211	139	116	36

Class M-1

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	11.0	7.7	5.8	4.4	4.5	5.3
First Pay (Month)	61	42	38	42	45	36
Last Pay (Month)	291	218	168	109	91	98

Class M-2

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.9	7.6	5.7	4.2	3.9	3.9
First Pay (Month)	61	42	37	39	40	42
Last Pay (Month)	268	195	149	96	80	68

Class B-1

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.5	7.3	5.5	3.9	3.6	3.5
First Pay (Month)	61	42	37	37	38	38
Last Pay (Month)	233	167	126	81	68	58

Class B-2

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	9.3	6.4	4.8	3.5	3.2	3.1
First Pay (Month)	61	42	37	37	37	37
Last Pay (Month)	166	115	86	56	47	40

Collateral Net WAC – *Class A-3*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.24%	37	8.21%	73	8.20%	1	8.24%	37	11.43%	73	12.37%
2	8.24%	38	8.21%	74	8.20%	2	8.24%	38	11.42%	74	12.36%
3	8.24%	39	8.21%	75	8.20%	3	8.24%	39	11.42%	75	12.35%
4	8.24%	40	8.21%	76	8.20%	4	8.24%	40	11.45%	76	12.34%
5	8.24%	41	8.21%	77	8.20%	5	8.24%	41	12.13%	77	12.32%
6	8.24%	42	8.21%	78	8.20%	6	8.24%	42	12.13%	78	12.31%
7	8.24%	43	8.21%	79	8.20%	7	8.24%	43	12.12%	79	12.30%
8	8.24%	44	8.21%	80	8.20%	8	8.24%	44	12.11%	80	12.28%
9	8.24%	45	8.21%	81	8.19%	9	8.24%	45	12.10%	81	12.27%
10	8.24%	46	8.21%	82	8.19%	10	8.24%	46	12.09%	82	12.26%
11	8.24%	47	8.21%	83	8.19%	11	8.24%	47	12.38%	83	12.25%
12	8.24%	48	8.21%	84	8.19%	12	8.24%	48	12.37%	84	12.23%
13	8.24%	49	8.21%	85	8.19%	13	8.24%	49	12.36%	85	12.22%
14	8.24%	50	8.21%	86	8.19%	14	8.24%	50	12.35%	86	12.21%
15	8.24%	51	8.20%	87	8.19%	15	8.24%	51	12.34%	87	12.19%
16	8.24%	52	8.20%	88	8.19%	16	8.24%	52	12.33%	88	12.18%
17	8.24%	53	8.20%	89	8.19%	17	8.24%	53	12.61%	89	12.17%
18	8.24%	54	8.20%	90	8.19%	18	8.24%	54	12.60%	90	12.16%
19	8.24%	55	8.20%	91	8.19%	19	8.24%	55	12.59%	91	12.14%
20	8.24%	56	8.20%	92	8.19%	20	8.24%	56	12.58%	92	12.13%
21	8.24%	57	8.20%	93	8.19%	21	8.24%	57	12.57%	93	12.12%
22	8.23%	58	8.20%	94	8.19%	22	8.37%	58	12.55%	94	12.11%
23	8.21%	59	8.20%	95	8.19%	23	9.55%	59	12.55%	95	12.09%
24	8.21%	60	8.20%	96	8.20%	24	9.55%	60	12.54%	96	12.08%
25	8.21%	61	8.20%	97	8.20%	25	9.55%	61	12.52%	97	12.08%
26	8.21%	62	8.20%	98	8.20%	26	9.55%	62	12.51%	98	12.06%
27	8.21%	63	8.20%	99	8.20%	27	9.54%	63	12.50%	99	12.05%
28	8.21%	64	8.20%	100	8.20%	28	9.59%	64	12.49%	100	12.04%
29	8.21%	65	8.20%	101	8.20%	29	10.13%	65	12.47%	101	12.03%
30	8.21%	66	8.20%	102	8.20%	30	10.13%	66	12.46%	102	12.01%
31	8.21%	67	8.20%			31	10.12%	67	12.45%		
32	8.21%	68	8.20%			32	10.12%	68	12.44%		
33	8.21%	69	8.20%			33	10.11%	69	12.42%		
34	8.21%	70	8.20%			34	10.16%	70	12.41%		
35	8.21%	71	8.20%			35	11.44%	71	12.40%		
36	8.21%	72	8.20%			36	11.44%	72	12.39%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.92%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.
(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Collateral Net WAC – *Mezzanine & Subordinate Classes*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.22%	37	8.20%	73	8.19%	1	8.22%	37	11.94%	73	12.91%
2	8.22%	38	8.20%	74	8.19%	2	8.22%	38	11.93%	74	12.90%
3	8.22%	39	8.20%	75	8.19%	3	8.22%	39	11.92%	75	12.89%
4	8.22%	40	8.20%	76	8.19%	4	8.22%	40	11.94%	76	12.88%
5	8.22%	41	8.20%	77	8.19%	5	8.22%	41	12.70%	77	12.87%
6	8.22%	42	8.20%	78	8.19%	6	8.22%	42	12.70%	78	12.86%
7	8.22%	43	8.20%	79	8.19%	7	8.22%	43	12.69%	79	12.85%
8	8.22%	44	8.20%	80	8.19%	8	8.22%	44	12.68%	80	12.84%
9	8.22%	45	8.20%	81	8.19%	9	8.22%	45	12.67%	81	12.83%
10	8.22%	46	8.20%	82	8.19%	10	8.22%	46	12.67%	82	12.82%
11	8.22%	47	8.20%	83	8.19%	11	8.22%	47	12.93%	83	12.80%
12	8.22%	48	8.20%	84	8.19%	12	8.22%	48	12.93%	84	12.79%
13	8.22%	49	8.20%	85	8.19%	13	8.22%	49	12.92%	85	12.78%
14	8.22%	50	8.20%	86	8.19%	14	8.22%	50	12.91%	86	12.77%
15	8.22%	51	8.20%	87	8.19%	15	8.22%	51	12.90%	87	12.76%
16	8.22%	52	8.20%	88	8.19%	16	8.22%	52	12.89%	88	12.75%
17	8.22%	53	8.20%	89	8.19%	17	8.22%	53	13.12%	89	12.74%
18	8.22%	54	8.20%	90	8.19%	18	8.22%	54	13.12%	90	12.73%
19	8.22%	55	8.20%	91	8.19%	19	8.22%	55	13.11%	91	12.72%
20	8.22%	56	8.20%	92	8.19%	20	8.22%	56	13.10%	92	12.71%
21	8.22%	57	8.20%	93	8.19%	21	8.22%	57	13.08%	93	12.70%
22	8.21%	58	8.20%	94	8.19%	22	8.30%	58	13.07%	94	12.68%
23	8.21%	59	8.20%	95	8.19%	23	9.80%	59	13.07%	95	12.67%
24	8.21%	60	8.20%	96	8.20%	24	9.81%	60	13.06%	96	12.66%
25	8.21%	61	8.20%	97	8.20%	25	9.81%	61	13.05%	97	12.61%
26	8.21%	62	8.20%	98	8.20%	26	9.80%	62	13.04%	98	12.60%
27	8.20%	63	8.20%	99	8.19%	27	9.80%	63	13.02%	99	12.59%
28	8.20%	64	8.20%	100	8.19%	28	9.83%	64	13.01%	100	12.58%
29	8.20%	65	8.20%	101	8.19%	29	10.55%	65	13.00%	101	12.56%
30	8.20%	66	8.20%	102	8.19%	30	10.55%	66	12.99%	102	12.55%
31	8.20%	67	8.20%			31	10.54%	67	12.98%		
32	8.20%	68	8.19%			32	10.54%	68	12.97%		
33	8.20%	69	8.19%			33	10.54%	69	12.96%		
34	8.20%	70	8.19%			34	10.57%	70	12.95%		
35	8.20%	71	8.19%			35	11.92%	71	12.94%		
36	8.20%	72	8.19%			36	11.94%	72	12.93%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.92%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Statistical Collateral Summary – Loan Group 2

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 07/01/02 cutoff date (or 08/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	1,975		
Total Outstanding Loan Balance	$288,720,399.80		
Average Loan Current Balance	$146,187.54	$16,170.17	$699,539.76
Weighted Average Original LTV – First Liens	79.842%		
Weighted Average Coupon	8.830%	6.625%	14.125%
Arm Weighted Average Coupon	8.884%		
Fixed Weighted Average Coupon	8.693%		
Weighted Average Margin	6.837%	2.160%	13.125%
Weighted Average FICO (Non-Zero)	620		
Weighted Average Age (Months)	2		
% First Liens	100.00%		
% Arms	71.9%		
% Fixed	28.1%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	78	18,616,248.14	6.4
	7.001 - 7.500	160	29,930,877.81	10.4
	7.501 - 8.000	245	42,783,475.07	14.8
	8.001 - 8.500	267	42,456,918.73	14.7
	8.501 - 9.000	313	51,840,744.60	18.0
	9.001 - 9.500	244	33,816,981.06	11.7
	9.501 - 10.000	229	27,215,332.40	9.4
	10.001 - 10.500	136	12,908,498.43	4.5
	10.501 - 11.000	112	11,030,137.45	3.8
	11.001 - 11.500	63	6,268,741.25	2.2
	11.501 - 12.000	51	3,905,570.12	1.4
	12.001 - 12.500	33	4,393,358.89	1.5
	12.501 - 13.000	24	1,946,288.51	0.7
	13.001 - 13.500	14	1,265,570.63	0.4
	13.501 - 14.000	4	230,407.66	0.1
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**1975**	**288,720,399.80**	**100.0**
FICO	Not Available	1	44,987.12	0.0
	476 - 500	4	262,853.95	0.1
	501 - 525	77	12,544,994.37	4.3
	526 - 550	159	17,527,855.24	6.1
	551 - 575	242	27,941,072.76	9.7
	576 - 600	322	45,275,226.37	15.7
	601 - 625	358	55,561,841.68	19.2
	626 - 650	354	51,935,355.49	18.0
	651 - 675	207	34,730,056.58	12.0
	676 - 700	118	19,376,109.75	6.7

FICO continued	701 - 725	71	12,025,081.46	4.2
	726 - 750	32	6,138,954.48	2.1
	751 - 775	21	3,858,605.67	1.3
	776 - 800	8	1,105,404.88	0.4
	801 - 825	1	392,000.00	0.1
	Total:	**1975**	**288,720,399.80**	**100.0**
Scheduled Balance	0.01 - 50,000.00	203	8,003,169.97	2.8
	50,000.01 - 100,000.00	683	50,524,017.47	17.5
	100,000.01 - 150,000.00	440	54,065,538.40	18.7
	150,000.01 - 200,000.00	222	38,237,828.17	13.2
	200,000.01 - 250,000.00	106	23,760,597.39	8.2
	250,000.01 - 300,000.00	73	20,027,339.30	6.9
	300,000.01 - 350,000.00	109	35,598,372.74	12.3
	350,000.01 - 400,000.00	74	27,603,684.50	9.6
	400,000.01 - 450,000.00	28	11,977,751.77	4.1
	450,000.01 - 500,000.00	28	13,572,678.36	4.7
	500,000.01 - 550,000.00	1	522,449.24	0.2
	550,000.01 - 600,000.00	6	3,464,404.27	1.2
	650,000.01 - 700,000.00	2	1,362,568.22	0.5
	Total:	**1975**	**288,720,399.80**	**100.0**
Original LTV	<= 50.000	80	6,849,534.24	2.4
	50.001 - 55.000	38	5,293,083.40	1.8
	55.001 - 60.000	44	4,385,261.05	1.5
	60.001 - 65.000	94	12,383,522.77	4.3
	65.001 - 70.000	120	14,858,267.94	5.1
	70.001 - 75.000	193	26,031,040.24	9.0
	75.001 - 80.000	784	121,304,831.92	42.0
	80.001 - 85.000	161	25,154,875.16	8.7
	85.001 - 90.000	302	46,893,030.42	16.2
	90.001 - 95.000	85	14,709,821.57	5.1
	95.001 - 100.000	74	10,857,131.10	3.8
	Total:	**1975**	**288,720,399.80**	**100.0**
Documentation Type	Full	1534	198,971,826.99	68.9
	Stated Income / Stated Assets	247	51,522,057.83	17.8
	Reduced	194	38,226,514.98	13.2
	Total:	**1975**	**288,720,399.80**	**100.0**
Occupancy Status	Investment	130	10,812,348.30	3.7
	Primary	1840	277,307,746.32	96.0
	Second Home	5	600,305.18	0.2
	Total:	**1975**	**288,720,399.80**	**100.0**
State	California	415	99,470,185.26	34.5
	Florida	361	41,745,614.59	14.5
	New York	68	14,340,102.40	5.0

State continued	Illinois	112	13,971,826.17	4.8
	Massachusetts	55	11,268,997.21	3.9
	New Jersey	61	11,158,109.05	3.9
	Michigan	116	10,056,301.83	3.5
	Texas	88	8,398,701.80	2.9
	Washington	37	6,436,219.83	2.2
	Colorado	22	5,467,257.44	1.9
	Georgia	46	5,319,676.82	1.8
	Arizona	30	4,686,183.90	1.6
	Ohio	61	4,312,097.94	1.5
	North Carolina	43	4,299,974.40	1.5
	Maryland	30	4,294,041.87	1.5
	Other	430	43,495,109.29	15.1
	Total:	**1975**	**288,720,399.80**	**100.0**
Purpose	Refi Cashout	941	140,086,610.59	48.5
	Refi r/t	222	24,969,742.89	8.6
	Purchase	812	123,664,046.32	42.8
	Total:	**1975**	**288,720,399.80**	**100.0**
Product Type	2yr frm->adj	665	130,110,147.84	45.1
	3yr frm->adj	593	77,257,402.06	26.8
	5yr frm->adj	2	215,909.02	0.1
	Fixed Rate	715	81,136,940.88	28.1
	Total:	**1975**	**288,720,399.80**	**100.0**
Property Type	2-4 Family	155	24,017,298.10	8.3
	Condo	100	11,949,592.49	4.1
	Single Family	1691	248,144,281.33	85.9
	PUD	18	3,852,399.44	1.3
	Mfg. Housing	11	756,828.44	0.3
	Total:	**1975**	**288,720,399.80**	**100.0**
ARM Margin	2.001 - 2.500	2	572,000.00	0.3
	4.001 - 4.500	4	1,415,064.85	0.7
	4.501 - 5.000	101	19,316,500.43	9.3
	5.001 - 5.500	47	7,488,898.72	3.6
	5.501 - 6.000	106	14,717,333.06	7.1
	6.001 - 6.500	119	16,794,448.00	8.1
	6.501 - 7.000	534	107,850,569.26	52.0
	7.001 - 7.500	82	10,513,587.78	5.1
	7.501 - 8.000	64	7,058,534.10	3.4
	8.001 - 8.500	61	6,498,010.58	3.1
	8.501 - 9.000	46	4,726,943.22	2.3
	9.001 - 9.500	42	4,246,689.98	2.0
	9.501 - 10.000	23	2,341,534.71	1.1
	10.001 - 10.500	17	1,505,350.92	0.7
	10.501 - 11.000	7	1,619,642.37	0.8

ARM Margin continued	11.001 - 11.500	3	826,550.95	0.4
	11.501 - 12.000	1	45,000.00	0.0
	13.001 - 13.500	1	46,800.00	0.0
	Total:	**1260**	**207,583,458.92**	**100.0**
ARM Months to Rate Reset	13 - 15	3	311,790.20	0.2
	16 - 18	3	345,357.15	0.2
	19 - 21	162	31,913,003.70	15.4
	22 - 24	497	97,539,996.79	47.0
	31 - 33	46	6,065,769.06	2.9
	34 - 36	547	71,191,633.00	34.3
	37 >=	2	215,909.02	0.1
	Total:	**1260**	**207,583,458.92**	**100.0**
Arm Max Rate	12.501 - 13.000	5	1,087,262.18	0.5
	13.001 - 13.500	35	6,332,593.70	3.1
	13.501 - 14.000	78	17,808,557.58	8.6
	14.001 - 14.500	107	17,705,706.43	8.5
	14.501 - 15.000	170	30,983,623.94	14.9
	15.001 - 15.500	166	31,982,918.47	15.4
	15.501 - 16.000	174	34,995,843.80	16.9
	16.001 - 16.500	123	21,326,000.32	10.3
	16.501 - 17.000	129	16,317,806.66	7.9
	17.001 - 17.500	93	9,382,989.33	4.5
	17.501 - 18.000	71	6,888,028.58	3.3
	18.001 - 18.500	38	5,960,028.35	2.9
	18.501 - 19.000	20	1,758,980.75	0.8
	19.001 - 19.500	22	2,204,150.43	1.1
	19.501 - 20.000	17	1,597,033.83	0.8
	20.001 >=	12	1,251,934.57	0.6
	Total:	**1260**	**207,583,458.92**	**100.0**

ARM Min Rate	4.501 - 5.000	10	1,095,897.63	0.5
	6.501 - 7.000	43	11,619,026.28	5.6
	7.001 - 7.500	109	20,229,897.86	9.7
	7.501 - 8.000	153	29,770,191.14	14.3
	8.001 - 8.500	164	30,555,973.21	14.7
	8.501 - 9.000	199	39,754,788.60	19.2
	9.001 - 9.500	142	24,655,490.04	11.9
	9.501 - 10.000	147	19,121,589.16	9.2
	10.001 - 10.500	98	9,990,904.91	4.8
	10.501 - 11.000	75	7,169,456.98	3.5
	11.001 - 11.500	43	5,966,804.04	2.9
	11.501 - 12.000	25	2,190,343.50	1.1
	12.001 - 12.500	22	2,576,434.86	1.2
	12.501 - 13.000	16	1,548,293.12	0.7
	13.001 - 13.500	9	1,081,877.84	0.5
	13.501 - 14.000	3	145,240.71	0.1
	14.001 - 14.500	2	111,249.04	0.1
	Total:	**1260**	**207,583,458.92**	**100.0**

Initial Periodic Cap	2.0	1	122,964.15	0.1
	3.0	1257	207,244,585.75	99.8
	5.0	2	215,909.02	0.1
	Total:	**1260**	**207,583,458.92**	**100.0**

Subsequent Periodic Cap	1.0	525	68,777,833.63	33.1
	1.5	735	138,805,625.29	66.9
	Total:	**1260**	**207,583,458.92**	**100.0**

41

Statistical Collateral Summary – Aggregate Pool

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 07/01/02 cutoff date (or 08/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	3,751		
Total Outstanding Loan Balance	$524,220,433.01		
Average Loan Current Balance	$139,754.85	$16,170.17	$699,539.76
Weighted Average Original LTV – First Liens	79.593%		
Weighted Average Coupon	8.811%	6.375%	14.125%
Arm Weighted Average Coupon	8.849%		
Fixed Weighted Average Coupon	8.677%		
Weighted Average Margin	6.776%	2.160%	13.125%
Weighted Average FICO (Non-Zero)	620		
Weighted Average Age (Months)	2		
% First Liens	100.00%		
% Arms	77.8%		
% Fixed	22.2%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	3	515,266.62	0.1
	6.501 - 7.000	166	35,404,674.70	6.8
	7.001 - 7.500	311	53,317,138.83	10.2
	7.501 - 8.000	449	74,447,288.00	14.2
	8.001 - 8.500	498	77,238,027.20	14.7
	8.501 - 9.000	562	88,605,530.17	16.9
	9.001 - 9.500	467	61,984,072.17	11.8
	9.501 - 10.000	490	57,121,278.60	10.9
	10.001 - 10.500	283	27,086,097.62	5.2
	10.501 - 11.000	238	21,809,948.99	4.2
	11.001 - 11.500	112	10,729,806.98	2.0
	11.501 - 12.000	85	6,996,922.19	1.3
	12.001 - 12.500	40	5,106,426.29	1.0
	12.501 - 13.000	26	2,180,556.13	0.4
	13.001 - 13.500	15	1,335,741.81	0.3
	13.501 - 14.000	4	230,407.66	0.0
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**3,751**	**524,220,433.01**	**100.0**
FICO	Not Available	2	108,737.12	0.0
	476 - 500	6	533,561.78	0.1
	501 - 525	207	27,091,724.55	5.2
	526 - 550	357	40,291,160.29	7.7
	551 - 575	455	53,638,500.71	10.2
	576 - 600	474	64,218,602.48	12.3
	601 - 625	630	91,348,275.60	17.4
	626 - 650	677	96,905,111.51	18.5

	651 - 675	455	71,757,057.13	13.7
FICO continued	676 - 700	251	38,680,593.77	7.4
	701 - 725	122	20,062,812.98	3.8
	726 - 750	64	10,750,594.13	2.1
	751 - 775	39	6,932,422.57	1.3
	776 - 800	10	1,392,352.99	0.3
	801 - 825	2	508,925.40	0.1
	Total:	**3,751**	**524,220,433.01**	**100.0**
Scheduled Balance	0.01 - 50,000.00	286	11,417,957.39	2.2
	50,000.01 - 100,000.00	1,318	98,012,603.99	18.7
	100,000.01 - 150,000.00	860	106,149,407.22	20.2
	150,000.01 - 200,000.00	554	95,338,602.12	18.2
	200,000.01 - 250,000.00	293	65,469,959.69	12.5
	250,000.01 - 300,000.00	178	48,858,029.97	9.3
	300,000.01 - 350,000.00	119	38,908,684.92	7.4
	350,000.01 - 400,000.00	77	28,745,549.07	5.5
	400,000.01 - 450,000.00	29	12,397,538.55	2.4
	450,000.01 - 500,000.00	28	13,572,678.36	2.6
	500,000.01 - 550,000.00	1	522,449.24	0.1
	550,000.01 - 600,000.00	6	3,464,404.27	0.7
	650,000.01 - 700,000.00	2	1,362,568.22	0.3
	Total:	**3,751**	**524,220,433.01**	**100.0**
Original LTV	<= 50.000	128	12,214,744.56	2.3
	50.001 - 55.000	55	7,067,226.05	1.3
	55.001 - 60.000	71	7,635,485.78	1.5
	60.001 - 65.000	150	19,551,984.04	3.7
	65.001 - 70.000	241	29,177,488.37	5.6
	70.001 - 75.000	370	46,742,142.49	8.9
	75.001 - 80.000	1,646	237,865,635.90	45.4
	80.001 - 85.000	351	48,512,706.34	9.3
	85.001 - 90.000	542	84,204,305.41	16.1
	90.001 - 95.000	118	19,766,378.62	3.8
	95.001 - 100.000	79	11,482,335.46	2.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Documentation Type	Full	2,672	342,980,876.50	65.4
	Stated Income / Stated Assets	805	130,926,779.17	25.0
	Reduced	274	50,312,777.34	9.6
	Total:	**3,751**	**524,220,433.01**	**100.0**
Occupancy Status	Investment	285	26,379,160.88	5.0
	Primary	3,450	496,178,058.14	94.7
	Second Home	16	1,663,213.99	0.3
	Total:	**3,751**	**524,220,433.01**	**100.0**

43

State	California	839	176,332,194.29	33.6
	Florida	593	66,619,419.16	12.7
	New York	139	25,775,732.84	4.9
	Illinois	186	22,598,081.07	4.3
	New Jersey	108	17,412,877.08	3.3
	Washington	117	17,078,202.99	3.3
	Massachusetts	85	16,740,503.53	3.2
	Michigan	173	15,241,982.52	2.9
	Texas	147	14,285,169.82	2.7
	Arizona	106	13,759,635.40	2.6
	Colorado	69	12,764,632.24	2.4
	Hawaii	51	10,046,930.29	1.9
	Georgia	76	8,776,353.22	1.7
	Ohio	116	8,749,936.77	1.7
	Virginia	74	8,103,078.08	1.5
	Other	872	89,935,703.72	17.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Purpose	Refi Cashout	1,769	251,866,215.60	48.0
	Refi r/t	302	35,777,665.87	6.8
	Purchase	1,680	236,576,551.54	45.1
	Total:	**3,751**	**524,220,433.01**	**100.0**
Product Type	2yr frm->adj	1,773	283,544,300.55	54.1
	3yr frm->adj	986	124,030,312.10	23.7
	5yr frm->adj	2	215,909.02	0.0
	Fixed Rate	990	116,429,911.34	22.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Property Type	2-4 Family	308	46,561,928.01	8.9
	Condo	203	25,162,149.80	4.8
	Single Family	3,148	439,262,599.00	83.8
	PUD	67	11,312,035.40	2.2
	Mfg. Housing	25	1,921,720.80	0.4
	Total:	**3,751**	**524,220,433.01**	**100.0**
ARM Margin	2.001 - 2.500	2	572,000.00	0.1
	2.501 - 3.000	1	119,850.28	0.0
	3.501 - 4.000	5	1,000,261.54	0.2
	4.001 - 4.500	39	6,730,026.15	1.7
	4.501 - 5.000	171	28,700,542.67	7.0
	5.001 - 5.500	97	13,857,003.49	3.4
	5.501 - 6.000	181	23,255,478.01	5.7
	6.001 - 6.500	163	21,187,765.67	5.2
	6.501 - 7.000	1,689	266,644,908.24	65.4
	7.001 - 7.500	109	13,203,500.10	3.2
	7.501 - 8.000	77	8,496,966.54	2.1

	8.001 - 8.500	72	7,339,306.84	1.8
ARM Margin continued	8.501 - 9.000	57	5,573,134.62	1.4
	9.001 - 9.500	42	4,246,689.98	1.0
	9.501 - 10.000	27	2,819,743.31	0.7
	10.001 - 10.500	17	1,505,350.92	0.4
	10.501 - 11.000	7	1,619,642.37	0.4
	11.001 - 11.500	3	826,550.95	0.2
	11.501 - 12.000	1	45,000.00	0.0
	13.001 - 13.500	1	46,800.00	0.0
	Total:	**2,761**	**407,790,521.67**	**100.0**
ARM Months to Rate Reset	13 - 15	3	311,790.20	0.1
	16 - 18	4	395,483.62	0.1
	19 - 21	369	61,781,611.35	15.2
	22 - 24	1,397	221,055,415.38	54.2
	28 - 30	5	428,959.49	0.1
	31 - 33	75	9,283,478.21	2.3
	34 - 36	906	114,317,874.40	28.0
	37 >=	2	215,909.02	0.1
	Total:	**2,761**	**407,790,521.67**	**100.0**
Arm Max Rate	12.001 - 12.500	1	143,866.62	0.0
	12.501 - 13.000	23	3,840,254.56	0.9
	13.001 - 13.500	55	9,024,239.97	2.2
	13.501 - 14.000	150	31,173,725.70	7.6
	14.001 - 14.500	229	36,584,700.54	9.0
	14.501 - 15.000	334	56,028,495.32	13.7
	15.001 - 15.500	350	60,118,584.51	14.7
	15.501 - 16.000	388	66,399,104.91	16.3
	16.001 - 16.500	320	46,010,901.58	11.3
	16.501 - 17.000	337	40,587,250.78	10.0
	17.001 - 17.500	216	21,731,160.04	5.3
	17.501 - 18.000	178	16,353,905.52	4.0
	18.001 - 18.500	75	9,627,483.57	2.4
	18.501 - 19.000	50	4,647,795.09	1.1
	19.001 - 19.500	26	2,670,084.56	0.7
	19.501 - 20.000	17	1,597,033.83	0.4
	20.001 >=	12	1,251,934.57	0.3
	Total:	**2,761**	**407,790,521.67**	**100.0**
ARM Min Rate	4.501 - 5.000	11	1,355,139.98	0.3
	5.001 - 5.500	1	203,474.27	0.0
	6.001 - 6.500	3	515,266.62	0.1
	6.501 - 7.000	120	26,075,136.42	6.4
	7.001 - 7.500	237	40,074,681.56	9.8
	7.501 - 8.000	319	54,966,715.17	13.5
	8.001 - 8.500	348	58,452,904.43	14.3
	8.501 - 9.000	409	71,196,008.89	17.5

	9.001 - 9.500	339	49,891,923.38	12.2
ARM Min Rate continued	9.501 - 10.000	360	44,094,934.72	10.8
	10.001 - 10.500	225	22,565,366.03	5.5
	10.501 - 11.000	187	16,828,677.81	4.1
	11.001 - 11.500	84	9,982,635.29	2.4
	11.501 - 12.000	57	5,177,226.51	1.3
	12.001 - 12.500	29	3,289,502.26	0.8
	12.501 - 13.000	18	1,782,560.74	0.4
	13.001 - 13.500	9	1,081,877.84	0.3
	13.501 - 14.000	3	145,240.71	0.0
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**2,761**	**407,790,521.67**	**100.0**
Initial Periodic Cap	2.0	1	122,964.15	0.0
	3.0	2,758	407,451,648.50	99.9
	5.0	2	215,909.02	0.1
	Total:	**2,761**	**407,790,521.67**	**100.0**
Subsequent Periodic Cap	1.0	653	82,789,167.55	20.3
	1.5	2,108	325,001,354.12	79.7
	Total:	**2,761**	**407,790,521.67**	**100.0**

DERIVED INFORMATION [7/19/02]

[$225,000,000]
Senior, Subordinate & Mezzanine Bonds Offered
(Approximate)

Home Equity Pass-Through Certificates, Series 2002-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[$225,000,000] (Approximate)
Home Equity Pass-Through Certificates, Series 2002-2

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-3	[146,250,000]	II	Senior/Adj	LIBOR + [ ]%	[3.0]	AAA/Aaa
M-1	[31,500,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	AA/Aa2
M-2	[23,650,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	A/A2
B-1	[18,350,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.3]	BBB+/Baa2
B-2	[5,250,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[4.8]	BBB/Baa3
Total	[225,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[200,000,000]	I	Senior/Adj	LIBOR + [ ]%	[2.9]	AAA/Aaa
A-2	[100,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[3.0]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
R (3)	[50]	II	Residual	LIBOR + [ ]%	N/A	AAA/---
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [67.00%] of the sum of the Class A-1, Class A-2 and Class A-3 Certificate ("Class A Certificates") balances until the 30th Distribution Date and (b) zero on the 31st Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

48

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Securities Corp.
Servicer:	[31]% by Olympus Servicing, L.P. and [69]% by Fairbanks Capital Corp.
Special Servicer:	Olympus Servicing, L.P.
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about July 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [July 30, 2002], Closing Date [July 29, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in August 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, July 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter. With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates are expected to be rated by S&P/Moody's. Class A: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B-1: BBB+/Baa2 Class B-2: BBB/Baa3
Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately [5%] – [10%]
Capitalized Interest Acct:	TBD
Offered Certificates:	The Class A-3, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3 Class A-IO, Class M-1, Class M-2, Class B-1 and Class B-2 may be purchased by employee benefit plans that are subject to ERISA].
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-3, Class A-IO, and Class M-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-2, Class B-1 and Class B-2 ***will not*** constitute "mortgage related securities" for purposes of SMMEA].
Taxation:	REMIC.

Maximum Pool Balance: The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.

Coupon Step-up: If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, Class B-1 and Class B-2.

Expense Fee Rate: The per annum rate at which the servicing, trustee, if any, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.

Pass-through Rate: The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.

Group 1 Excess Interest Amount: For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (2)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.

Class A-1 Net Funds Cap: For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

Class A-2 & Class A-3 Net Funds Cap: For any Distribution Date and the Class A-2 and Class A-3 Certificates, the per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.

Class A-IO Net Funds Cap: For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 & Class A-3 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 and Class A-3 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 and Class A-3 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 and Class A-3 Certificates.

Subordinate Net Funds Cap: For any Distribution Date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 & Class A-3 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.

Subordinate Group 1 Balance: For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.

Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 & Class A-3 Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the related Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net Funds Cap, up to the related Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1, Class A-2 and Class A-3 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.
Net Mortgage Rate:	As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.
Principal and Interest Advancing:	The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Optimal Interest Remittance Amount	For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less, with regard to Loan Group 2, the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of the Class A-2 Certificates, divided by the Aggregate Loan Group 2 Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies). 2. Overcollateralization. 3. Subordination (see table below).

51

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[15.00]%	[16.00]%	[32.00]%
M-1	[9.00]%	[10.00]%	[20.00]%
M-2	[4.50]%	[5.50]%	[11.00]%
B-1	[1.00]%	[2.00]%	[4.00]%
B-2	[0.00]%	[1.00]%	[2.00]%

* Prior to stepdown date, based on Maximum Pool Balance.
** After stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [1.00]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [2.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in August 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to approximately [68.00]%.

Trigger Event: TDB

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Delinquent Loan Substitution: If any Initial Mortgage Loan, less than thirty days delinquent as of the Cut-Off Date, fails to make its scheduled monthly payment due during the period commencing on the second day of the month preceding the month in which the Cut Off Date occurs and ending on the Cut-Off Date and becomes 30 days or more delinquent on such amount, in accordance with the terms of the pooling and servicing agreement, DLJ Mortgage Capital, Inc. shall be required to either repurchase or substitute such Mortgage Loan provided said payment is not received by the Determination Date in the month succeeding the month in which the Initial Cut-off Date occurs. In no event shall the aggregate amount substituted or repurchased by DLJ Mortgage Capital pursuant to this provision be greater than 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefund account as of the Closing Date.

Group Allocation Amount: For any distribution date on or after the Stepdown Date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer, the policy premium amount;

52

2. From Group 2, to the Trustee, the trustee fee, if any;
3. From Group 2, to the Loss Mitigation Advisor, the loss mitigation advisor fee;
4. From Group 1, to the Bond Insurer and the Trustee, the policy premium amount and Trustee fee amounts remaining unpaid from (1 & 3) above, if any;
5. From Group 1, to the Loss Mitigation Advisor, the policy premium amount remaining unpaid from (3) above, if any;
6. Concurrently, to the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class A-2, Class A-3 and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.
7. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.
8. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. To the Class B-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
11. To the Class B-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
12. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
2. From Group 2, sequentially first to the Class R Certificates and then to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the respective principal balance of such classes have been reduced to zero;
3. From Group 1, to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the Class Certificate principal balances have been reduced to zero;
4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
7. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:
1. From the Principal Remittance Amount derived from Group 1, sequentially, first to (x) the Class A-1 Certificates and then to (y) the Class A-2 and Class A-3 Certificates, pro-rata, the Group 1 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
2. From the Principal Remittance Amount derived from Group 2, sequentially, first to (x) the Class A-2 and Class A-3 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, the Group 2 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section II above.
4. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement

percentages for each class; and

5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first and, if delinquencies are less than or equal to 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefunding account as of the Closing Date, the second Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.

2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:
   - (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 and Class A-3 Certificates (pro-rata), in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;
     - (ii) sequentially, to (x) the Class A-2 and Class A-3 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;
   - (b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;
   - (c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and
   - (d) to the Class B-1, until the Class Principal Balance of such class has been reduced to zero; and
   - (e) to the Class B-2, until the Class Principal Balance of such class has been reduced to zero;

   (B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.
4. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. To the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
7. To the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
8. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
9. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
11. To the Class B-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
12. To the Class B-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
13. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
14. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
15. To the Class R Certificates, any remaining amount.

BOND SUMMARY

To Call

Class A-3

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	5.6	3.9	3.0	1.9	1.6	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	181	127	95	62	52	36

Class M-1

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	4.1	4.1	3.6
First Pay (Month)	61	42	38	42	45	36
Last Pay (Month)	181	127	95	62	52	44

Class M-2

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	3.9	3.7	3.6
First Pay (Month)	61	42	37	39	40	42
Last Pay (Month)	181	127	95	62	52	44

Class B-1

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.1	7.0	5.3	3.8	3.5	3.4
First Pay (Month)	61	42	37	37	38	38
Last Pay (Month)	181	127	95	62	52	44

Class B-2

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	9.3	6.4	4.8	3.5	3.2	3.1
First Pay (Month)	61	42	37	37	37	37
Last Pay (Month)	166	115	86	56	47	40

To Maturity

Class A-3

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	6.0	4.3	3.3	2.1	1.7	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	329	269	211	139	116	36

Class M-1

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	11.0	7.7	5.8	4.4	4.5	5.3
First Pay (Month)	61	42	38	42	45	36
Last Pay (Month)	291	218	168	109	91	98

Class M-2

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.9	7.6	5.7	4.2	3.9	3.9
First Pay (Month)	61	42	37	39	40	42
Last Pay (Month)	268	195	149	96	80	68

Class B-1

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	10.5	7.3	5.5	3.9	3.6	3.5
First Pay (Month)	61	42	37	37	38	38
Last Pay (Month)	233	167	126	81	68	58

Class B-2

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	9.3	6.4	4.8	3.5	3.2	3.1
First Pay (Month)	61	42	37	37	37	37
Last Pay (Month)	166	115	86	56	47	40

Collateral Net WAC – *Class A-3*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.24%	37	8.21%	73	8.20%	1	8.24%	37	11.43%	73	12.37%
2	8.24%	38	8.21%	74	8.20%	2	8.24%	38	11.42%	74	12.36%
3	8.24%	39	8.21%	75	8.20%	3	8.24%	39	11.42%	75	12.35%
4	8.24%	40	8.21%	76	8.20%	4	8.24%	40	11.45%	76	12.34%
5	8.24%	41	8.21%	77	8.20%	5	8.24%	41	12.13%	77	12.32%
6	8.24%	42	8.21%	78	8.20%	6	8.24%	42	12.13%	78	12.31%
7	8.24%	43	8.21%	79	8.20%	7	8.24%	43	12.12%	79	12.30%
8	8.24%	44	8.21%	80	8.20%	8	8.24%	44	12.11%	80	12.28%
9	8.24%	45	8.21%	81	8.19%	9	8.24%	45	12.10%	81	12.27%
10	8.24%	46	8.21%	82	8.19%	10	8.24%	46	12.09%	82	12.26%
11	8.24%	47	8.21%	83	8.19%	11	8.24%	47	12.38%	83	12.25%
12	8.24%	48	8.21%	84	8.19%	12	8.24%	48	12.37%	84	12.23%
13	8.24%	49	8.21%	85	8.19%	13	8.24%	49	12.36%	85	12.22%
14	8.24%	50	8.21%	86	8.19%	14	8.24%	50	12.35%	86	12.21%
15	8.24%	51	8.20%	87	8.19%	15	8.24%	51	12.34%	87	12.19%
16	8.24%	52	8.20%	88	8.19%	16	8.24%	52	12.33%	88	12.18%
17	8.24%	53	8.20%	89	8.19%	17	8.24%	53	12.61%	89	12.17%
18	8.24%	54	8.20%	90	8.19%	18	8.24%	54	12.60%	90	12.16%
19	8.24%	55	8.20%	91	8.19%	19	8.24%	55	12.59%	91	12.14%
20	8.24%	56	8.20%	92	8.19%	20	8.24%	56	12.58%	92	12.13%
21	8.24%	57	8.20%	93	8.19%	21	8.24%	57	12.57%	93	12.12%
22	8.23%	58	8.20%	94	8.19%	22	8.37%	58	12.55%	94	12.11%
23	8.21%	59	8.20%	95	8.19%	23	9.55%	59	12.55%	95	12.09%
24	8.21%	60	8.20%	96	8.20%	24	9.55%	60	12.54%	96	12.08%
25	8.21%	61	8.20%	97	8.20%	25	9.55%	61	12.52%	97	12.08%
26	8.21%	62	8.20%	98	8.20%	26	9.55%	62	12.51%	98	12.06%
27	8.21%	63	8.20%	99	8.20%	27	9.54%	63	12.50%	99	12.05%
28	8.21%	64	8.20%	100	8.20%	28	9.59%	64	12.49%	100	12.04%
29	8.21%	65	8.20%	101	8.20%	29	10.13%	65	12.47%	101	12.03%
30	8.21%	66	8.20%	102	8.20%	30	10.13%	66	12.46%	102	12.01%
31	8.21%	67	8.20%			31	10.12%	67	12.45%		
32	8.21%	68	8.20%			32	10.12%	68	12.44%		
33	8.21%	69	8.20%			33	10.11%	69	12.42%		
34	8.21%	70	8.20%			34	10.16%	70	12.41%		
35	8.21%	71	8.20%			35	11.44%	71	12.40%		
36	8.21%	72	8.20%			36	11.44%	72	12.39%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.92%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Collateral Net WAC – *Mezzanine & Subordinate Classes*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.22%	37	8.20%	73	8.19%	1	8.22%	37	11.94%	73	12.91%
2	8.22%	38	8.20%	74	8.19%	2	8.22%	38	11.93%	74	12.90%
3	8.22%	39	8.20%	75	8.19%	3	8.22%	39	11.92%	75	12.89%
4	8.22%	40	8.20%	76	8.19%	4	8.22%	40	11.94%	76	12.88%
5	8.22%	41	8.20%	77	8.19%	5	8.22%	41	12.70%	77	12.87%
6	8.22%	42	8.20%	78	8.19%	6	8.22%	42	12.70%	78	12.86%
7	8.22%	43	8.20%	79	8.19%	7	8.22%	43	12.69%	79	12.85%
8	8.22%	44	8.20%	80	8.19%	8	8.22%	44	12.68%	80	12.84%
9	8.22%	45	8.20%	81	8.19%	9	8.22%	45	12.67%	81	12.83%
10	8.22%	46	8.20%	82	8.19%	10	8.22%	46	12.67%	82	12.82%
11	8.22%	47	8.20%	83	8.19%	11	8.22%	47	12.93%	83	12.80%
12	8.22%	48	8.20%	84	8.19%	12	8.22%	48	12.93%	84	12.79%
13	8.22%	49	8.20%	85	8.19%	13	8.22%	49	12.92%	85	12.78%
14	8.22%	50	8.20%	86	8.19%	14	8.22%	50	12.91%	86	12.77%
15	8.22%	51	8.20%	87	8.19%	15	8.22%	51	12.90%	87	12.76%
16	8.22%	52	8.20%	88	8.19%	16	8.22%	52	12.89%	88	12.75%
17	8.22%	53	8.20%	89	8.19%	17	8.22%	53	13.12%	89	12.74%
18	8.22%	54	8.20%	90	8.19%	18	8.22%	54	13.12%	90	12.73%
19	8.22%	55	8.20%	91	8.19%	19	8.22%	55	13.11%	91	12.72%
20	8.22%	56	8.20%	92	8.19%	20	8.22%	56	13.10%	92	12.71%
21	8.22%	57	8.20%	93	8.19%	21	8.22%	57	13.08%	93	12.70%
22	8.21%	58	8.20%	94	8.19%	22	8.30%	58	13.07%	94	12.68%
23	8.21%	59	8.20%	95	8.19%	23	9.80%	59	13.07%	95	12.67%
24	8.21%	60	8.20%	96	8.20%	24	9.81%	60	13.06%	96	12.66%
25	8.21%	61	8.20%	97	8.20%	25	9.81%	61	13.05%	97	12.61%
26	8.21%	62	8.20%	98	8.20%	26	9.80%	62	13.04%	98	12.60%
27	8.20%	63	8.20%	99	8.19%	27	9.80%	63	13.02%	99	12.59%
28	8.20%	64	8.20%	100	8.19%	28	9.83%	64	13.01%	100	12.58%
29	8.20%	65	8.20%	101	8.19%	29	10.55%	65	13.00%	101	12.56%
30	8.20%	66	8.20%	102	8.19%	30	10.55%	66	12.99%	102	12.55%
31	8.20%	67	8.20%			31	10.54%	67	12.98%		
32	8.20%	68	8.19%			32	10.54%	68	12.97%		
33	8.20%	69	8.19%			33	10.54%	69	12.96%		
34	8.20%	70	8.19%			34	10.57%	70	12.95%		
35	8.20%	71	8.19%			35	11.92%	71	12.94%		
36	8.20%	72	8.19%			36	11.94%	72	12.93%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.92%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Statistical Collateral Summary – Loan Group 2

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 07/01/02 cutoff date (or 08/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	1,975		
Total Outstanding Loan Balance	$288,720,399.80		
Average Loan Current Balance	$146,187.54	$16,170.17	$699,539.76
Weighted Average Original LTV – First Liens	79.842%		
Weighted Average Coupon	8.830%	6.625%	14.125%
Arm Weighted Average Coupon	8.884%		
Fixed Weighted Average Coupon	8.693%		
Weighted Average Margin	6.837%	2.160%	13.125%
Weighted Average FICO (Non-Zero)	620		
Weighted Average Age (Months)	2		
% First Liens	100.00%		
% Arms	71.9%		
% Fixed	28.1%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	78	18,616,248.14	6.4
	7.001 - 7.500	160	29,930,877.81	10.4
	7.501 - 8.000	245	42,783,475.07	14.8
	8.001 - 8.500	267	42,456,918.73	14.7
	8.501 - 9.000	313	51,840,744.60	18.0
	9.001 - 9.500	244	33,816,981.06	11.7
	9.501 - 10.000	229	27,215,332.40	9.4
	10.001 - 10.500	136	12,908,498.43	4.5
	10.501 - 11.000	112	11,030,137.45	3.8
	11.001 - 11.500	63	6,268,741.25	2.2
	11.501 - 12.000	51	3,905,570.12	1.4
	12.001 - 12.500	33	4,393,358.89	1.5
	12.501 - 13.000	24	1,946,288.51	0.7
	13.001 - 13.500	14	1,265,570.63	0.4
	13.501 - 14.000	4	230,407.66	0.1
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**1975**	**288,720,399.80**	**100.0**
FICO	Not Available	1	44,987.12	0.0
	476 - 500	4	262,853.95	0.1
	501 - 525	77	12,544,994.37	4.3
	526 - 550	159	17,527,855.24	6.1
	551 - 575	242	27,941,072.76	9.7
	576 - 600	322	45,275,226.37	15.7
	601 - 625	358	55,561,841.68	19.2
	626 - 650	354	51,935,355.49	18.0
	651 - 675	207	34,730,056.58	12.0
	676 - 700	118	19,376,109.75	6.7

FICO continued	701 - 725	71	12,025,081.46	4.2
	726 - 750	32	6,138,954.48	2.1
	751 - 775	21	3,858,605.67	1.3
	776 - 800	8	1,105,404.88	0.4
	801 - 825	1	392,000.00	0.1
	Total:	**1975**	**288,720,399.80**	**100.0**
Scheduled Balance	0.01 - 50,000.00	203	8,003,169.97	2.8
	50,000.01 - 100,000.00	683	50,524,017.47	17.5
	100,000.01 - 150,000.00	440	54,065,538.40	18.7
	150,000.01 - 200,000.00	222	38,237,828.17	13.2
	200,000.01 - 250,000.00	106	23,760,597.39	8.2
	250,000.01 - 300,000.00	73	20,027,339.30	6.9
	300,000.01 - 350,000.00	109	35,598,372.74	12.3
	350,000.01 - 400,000.00	74	27,603,684.50	9.6
	400,000.01 - 450,000.00	28	11,977,751.77	4.1
	450,000.01 - 500,000.00	28	13,572,678.36	4.7
	500,000.01 - 550,000.00	1	522,449.24	0.2
	550,000.01 - 600,000.00	6	3,464,404.27	1.2
	650,000.01 - 700,000.00	2	1,362,568.22	0.5
	Total:	**1975**	**288,720,399.80**	**100.0**
Original LTV	<= 50.000	80	6,849,534.24	2.4
	50.001 - 55.000	38	5,293,083.40	1.8
	55.001 - 60.000	44	4,385,261.05	1.5
	60.001 - 65.000	94	12,383,522.77	4.3
	65.001 - 70.000	120	14,858,267.94	5.1
	70.001 - 75.000	193	26,031,040.24	9.0
	75.001 - 80.000	784	121,304,831.92	42.0
	80.001 - 85.000	161	25,154,875.16	8.7
	85.001 - 90.000	302	46,893,030.42	16.2
	90.001 - 95.000	85	14,709,821.57	5.1
	95.001 - 100.000	74	10,857,131.10	3.8
	Total:	**1975**	**288,720,399.80**	**100.0**
Documentation Type	Full	1534	198,971,826.99	68.9
	Stated Income / Stated Assets	247	51,522,057.83	17.8
	Reduced	194	38,226,514.98	13.2
	Total:	**1975**	**288,720,399.80**	**100.0**
Occupancy Status	Investment	130	10,812,348.30	3.7
	Primary	1840	277,307,746.32	96.0
	Second Home	5	600,305.18	0.2
	Total:	**1975**	**288,720,399.80**	**100.0**
State	California	415	99,470,185.26	34.5
	Florida	361	41,745,614.59	14.5
	New York	68	14,340,102.40	5.0

60

State continued	Illinois	112	13,971,826.17	4.8
	Massachusetts	55	11,268,997.21	3.9
	New Jersey	61	11,158,109.05	3.9
	Michigan	116	10,056,301.83	3.5
	Texas	88	8,398,701.80	2.9
	Washington	37	6,436,219.83	2.2
	Colorado	22	5,467,257.44	1.9
	Georgia	46	5,319,676.82	1.8
	Arizona	30	4,686,183.90	1.6
	Ohio	61	4,312,097.94	1.5
	North Carolina	43	4,299,974.40	1.5
	Maryland	30	4,294,041.87	1.5
	Other	430	43,495,109.29	15.1
	Total:	**1975**	**288,720,399.80**	**100.0**
Purpose	Refi Cashout	941	140,086,610.59	48.5
	Refi r/t	222	24,969,742.89	8.6
	Purchase	812	123,664,046.32	42.8
	Total:	**1975**	**288,720,399.80**	**100.0**
Product Type	2yr frm->adj	665	130,110,147.84	45.1
	3yr frm->adj	593	77,257,402.06	26.8
	5yr frm->adj	2	215,909.02	0.1
	Fixed Rate	715	81,136,940.88	28.1
	Total:	**1975**	**288,720,399.80**	**100.0**
Property Type	2-4 Family	155	24,017,298.10	8.3
	Condo	100	11,949,592.49	4.1
	Single Family	1691	248,144,281.33	85.9
	PUD	18	3,852,399.44	1.3
	Mfg. Housing	11	756,828.44	0.3
	Total:	**1975**	**288,720,399.80**	**100.0**
ARM Margin	2.001 - 2.500	2	572,000.00	0.3
	4.001 - 4.500	4	1,415,064.85	0.7
	4.501 - 5.000	101	19,316,500.43	9.3
	5.001 - 5.500	47	7,488,898.72	3.6
	5.501 - 6.000	106	14,717,333.06	7.1
	6.001 - 6.500	119	16,794,448.00	8.1
	6.501 - 7.000	534	107,850,569.26	52.0
	7.001 - 7.500	82	10,513,587.78	5.1
	7.501 - 8.000	64	7,058,534.10	3.4
	8.001 - 8.500	61	6,498,010.58	3.1
	8.501 - 9.000	46	4,726,943.22	2.3
	9.001 - 9.500	42	4,246,689.98	2.0
	9.501 - 10.000	23	2,341,534.71	1.1
	10.001 - 10.500	17	1,505,350.92	0.7
	10.501 - 11.000	7	1,619,642.37	0.8

61

ARM Margin continued	11.001 - 11.500	3	826,550.95	0.4
	11.501 - 12.000	1	45,000.00	0.0
	13.001 - 13.500	1	46,800.00	0.0
	Total:	**1260**	**207,583,458.92**	**100.0**

ARM Months to Rate Reset	13 - 15	3	311,790.20	0.2
	16 - 18	3	345,357.15	0.2
	19 - 21	162	31,913,003.70	15.4
	22 - 24	497	97,539,996.79	47.0
	31 - 33	46	6,065,769.06	2.9
	34 - 36	547	71,191,633.00	34.3
	37 >=	2	215,909.02	0.1
	Total:	**1260**	**207,583,458.92**	**100.0**

Arm Max Rate	12.501 - 13.000	5	1,087,262.18	0.5
	13.001 - 13.500	35	6,332,593.70	3.1
	13.501 - 14.000	78	17,808,557.58	8.6
	14.001 - 14.500	107	17,705,706.43	8.5
	14.501 - 15.000	170	30,983,623.94	14.9
	15.001 - 15.500	166	31,982,918.47	15.4
	15.501 - 16.000	174	34,995,843.80	16.9
	16.001 - 16.500	123	21,326,000.32	10.3
	16.501 - 17.000	129	16,317,806.66	7.9
	17.001 - 17.500	93	9,382,989.33	4.5
	17.501 - 18.000	71	6,888,028.58	3.3
	18.001 - 18.500	38	5,960,028.35	2.9
	18.501 - 19.000	20	1,758,980.75	0.8
	19.001 - 19.500	22	2,204,150.43	1.1
	19.501 - 20.000	17	1,597,033.83	0.8
	20.001 >=	12	1,251,934.57	0.6
	Total:	**1260**	**207,583,458.92**	**100.0**

62

ARM Min Rate	4.501 - 5.000	10	1,095,897.63	0.5
	6.501 - 7.000	43	11,619,026.28	5.6
	7.001 - 7.500	109	20,229,897.86	9.7
	7.501 - 8.000	153	29,770,191.14	14.3
	8.001 - 8.500	164	30,555,973.21	14.7
	8.501 - 9.000	199	39,754,788.60	19.2
	9.001 - 9.500	142	24,655,490.04	11.9
	9.501 - 10.000	147	19,121,589.16	9.2
	10.001 - 10.500	98	9,990,904.91	4.8
	10.501 - 11.000	75	7,169,456.98	3.5
	11.001 - 11.500	43	5,966,804.04	2.9
	11.501 - 12.000	25	2,190,343.50	1.1
	12.001 - 12.500	22	2,576,434.86	1.2
	12.501 - 13.000	16	1,548,293.12	0.7
	13.001 - 13.500	9	1,081,877.84	0.5
	13.501 - 14.000	3	145,240.71	0.1
	14.001 - 14.500	2	111,249.04	0.1
	Total:	**1260**	**207,583,458.92**	**100.0**
Initial Periodic Cap	2.0	1	122,964.15	0.1
	3.0	1257	207,244,585.75	99.8
	5.0	2	215,909.02	0.1
	Total:	**1260**	**207,583,458.92**	**100.0**
Subsequent Periodic Cap	1.0	525	68,777,833.63	33.1
	1.5	735	138,805,625.29	66.9
	Total:	**1260**	**207,583,458.92**	**100.0**

Statistical Collateral Summary – Aggregate Pool

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 07/01/02 cutoff date (or 08/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	3,751		
Total Outstanding Loan Balance	$524,220,433.01		
Average Loan Current Balance	$139,754.85	$16,170.17	$699,539.76
Weighted Average Original LTV – First Liens	79.593%		
Weighted Average Coupon	8.811%	6.375%	14.125%
Arm Weighted Average Coupon	8.849%		
Fixed Weighted Average Coupon	8.677%		
Weighted Average Margin	6.776%	2.160%	13.125%
Weighted Average FICO (Non-Zero)	620		
Weighted Average Age (Months)	2		
% First Liens	100.00%		
% Arms	77.8%		
% Fixed	22.2%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	3	515,266.62	0.1
	6.501 - 7.000	166	35,404,674.70	6.8
	7.001 - 7.500	311	53,317,138.83	10.2
	7.501 - 8.000	449	74,447,288.00	14.2
	8.001 - 8.500	498	77,238,027.20	14.7
	8.501 - 9.000	562	88,605,530.17	16.9
	9.001 - 9.500	467	61,984,072.17	11.8
	9.501 - 10.000	490	57,121,278.60	10.9
	10.001 - 10.500	283	27,086,097.62	5.2
	10.501 - 11.000	238	21,809,948.99	4.2
	11.001 - 11.500	112	10,729,806.98	2.0
	11.501 - 12.000	85	6,996,922.19	1.3
	12.001 - 12.500	40	5,106,426.29	1.0
	12.501 - 13.000	26	2,180,556.13	0.4
	13.001 - 13.500	15	1,335,741.81	0.3
	13.501 - 14.000	4	230,407.66	0.0
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**3,751**	**524,220,433.01**	**100.0**
FICO	Not Available	2	108,737.12	0.0
	476 - 500	6	533,561.78	0.1
	501 - 525	207	27,091,724.55	5.2
	526 - 550	357	40,291,160.29	7.7
	551 - 575	455	53,638,500.71	10.2
	576 - 600	474	64,218,602.48	12.3
	601 - 625	630	91,348,275.60	17.4
	626 - 650	677	96,905,111.51	18.5

	651 - 675	455	71,757,057.13	13.7
FICO continued	676 - 700	251	38,680,593.77	7.4
	701 - 725	122	20,062,812.98	3.8
	726 - 750	64	10,750,594.13	2.1
	751 - 775	39	6,932,422.57	1.3
	776 - 800	10	1,392,352.99	0.3
	801 - 825	2	508,925.40	0.1
	Total:	**3,751**	**524,220,433.01**	**100.0**
Scheduled Balance	0.01 - 50,000.00	286	11,417,957.39	2.2
	50,000.01 - 100,000.00	1,318	98,012,603.99	18.7
	100,000.01 - 150,000.00	860	106,149,407.22	20.2
	150,000.01 - 200,000.00	554	95,338,602.12	18.2
	200,000.01 - 250,000.00	293	65,469,959.69	12.5
	250,000.01 - 300,000.00	178	48,858,029.97	9.3
	300,000.01 - 350,000.00	119	38,908,684.92	7.4
	350,000.01 - 400,000.00	77	28,745,549.07	5.5
	400,000.01 - 450,000.00	29	12,397,538.55	2.4
	450,000.01 - 500,000.00	28	13,572,678.36	2.6
	500,000.01 - 550,000.00	1	522,449.24	0.1
	550,000.01 - 600,000.00	6	3,464,404.27	0.7
	650,000.01 - 700,000.00	2	1,362,568.22	0.3
	Total:	**3,751**	**524,220,433.01**	**100.0**
Original LTV	<= 50.000	128	12,214,744.56	2.3
	50.001 - 55.000	55	7,067,226.05	1.3
	55.001 - 60.000	71	7,635,485.78	1.5
	60.001 - 65.000	150	19,551,984.04	3.7
	65.001 - 70.000	241	29,177,488.37	5.6
	70.001 - 75.000	370	46,742,142.49	8.9
	75.001 - 80.000	1,646	237,865,635.90	45.4
	80.001 - 85.000	351	48,512,706.34	9.3
	85.001 - 90.000	542	84,204,305.41	16.1
	90.001 - 95.000	118	19,766,378.62	3.8
	95.001 - 100.000	79	11,482,335.46	2.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Documentation Type	Full	2,672	342,980,876.50	65.4
	Stated Income / Stated Assets	805	130,926,779.17	25.0
	Reduced	274	50,312,777.34	9.6
	Total:	**3,751**	**524,220,433.01**	**100.0**
Occupancy Status	Investment	285	26,379,160.88	5.0
	Primary	3,450	496,178,058.14	94.7
	Second Home	16	1,663,213.99	0.3
	Total:	**3,751**	**524,220,433.01**	**100.0**

State	*California*	839	176,332,194.29	33.6
	Florida	593	66,619,419.16	12.7
	New York	139	25,775,732.84	4.9
	Illinois	186	22,598,081.07	4.3
	New Jersey	108	17,412,877.08	3.3
	Washington	117	17,078,202.99	3.3
	Massachusetts	85	16,740,503.53	3.2
	Michigan	173	15,241,982.52	2.9
	Texas	147	14,285,169.82	2.7
	Arizona	106	13,759,635.40	2.6
	Colorado	69	12,764,632.24	2.4
	Hawaii	51	10,046,930.29	1.9
	Georgia	76	8,776,353.22	1.7
	Ohio	116	8,749,936.77	1.7
	Virginia	74	8,103,078.08	1.5
	Other	872	89,935,703.72	17.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Purpose	Refi Cashout	1,769	251,866,215.60	48.0
	Refi r/t	302	35,777,665.87	6.8
	Purchase	1,680	236,576,551.54	45.1
	Total:	**3,751**	**524,220,433.01**	**100.0**
Product Type	2yr frm->adj	1,773	283,544,300.55	54.1
	3yr frm->adj	986	124,030,312.10	23.7
	5yr frm->adj	2	215,909.02	0.0
	Fixed Rate	990	116,429,911.34	22.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Property Type	2-4 Family	308	46,561,928.01	8.9
	Condo	203	25,162,149.80	4.8
	Single Family	3,148	439,262,599.00	83.8
	PUD	67	11,312,035.40	2.2
	Mfg. Housing	25	1,921,720.80	0.4
	Total:	**3,751**	**524,220,433.01**	**100.0**
ARM Margin	2.001 - 2.500	2	572,000.00	0.1
	2.501 - 3.000	1	119,850.28	0.0
	3.501 - 4.000	5	1,000,261.54	0.2
	4.001 - 4.500	39	6,730,026.15	1.7
	4.501 - 5.000	171	28,700,542.67	7.0
	5.001 - 5.500	97	13,857,003.49	3.4
	5.501 - 6.000	181	23,255,478.01	5.7
	6.001 - 6.500	163	21,187,765.67	5.2
	6.501 - 7.000	1,689	266,644,908.24	65.4
	7.001 - 7.500	109	13,203,500.10	3.2
	7.501 - 8.000	77	8,496,966.54	2.1

66

	8.001 - 8.500	72	7,339,306.84	1.8
ARM Margin continued	8.501 - 9.000	57	5,573,134.62	1.4
	9.001 - 9.500	42	4,246,689.98	1.0
	9.501 - 10.000	27	2,819,743.31	0.7
	10.001 - 10.500	17	1,505,350.92	0.4
	10.501 - 11.000	7	1,619,642.37	0.4
	11.001 - 11.500	3	826,550.95	0.2
	11.501 - 12.000	1	45,000.00	0.0
	13.001 - 13.500	1	46,800.00	0.0
	Total:	**2,761**	**407,790,521.67**	**100.0**
ARM Months to Rate Reset	13 - 15	3	311,790.20	0.1
	16 - 18	4	395,483.62	0.1
	19 - 21	369	61,781,611.35	15.2
	22 - 24	1,397	221,055,415.38	54.2
	28 - 30	5	428,959.49	0.1
	31 - 33	75	9,283,478.21	2.3
	34 - 36	906	114,317,874.40	28.0
	37 >=	2	215,909.02	0.1
	Total:	**2,761**	**407,790,521.67**	**100.0**
Arm Max Rate	12.001 - 12.500	1	143,866.62	0.0
	12.501 - 13.000	23	3,840,254.56	0.9
	13.001 - 13.500	55	9,024,239.97	2.2
	13.501 - 14.000	150	31,173,725.70	7.6
	14.001 - 14.500	229	36,584,700.54	9.0
	14.501 - 15.000	334	56,028,495.32	13.7
	15.001 - 15.500	350	60,118,584.51	14.7
	15.501 - 16.000	388	66,399,104.91	16.3
	16.001 - 16.500	320	46,010,901.58	11.3
	16.501 - 17.000	337	40,587,250.78	10.0
	17.001 - 17.500	216	21,731,160.04	5.3
	17.501 - 18.000	178	16,353,905.52	4.0
	18.001 - 18.500	75	9,627,483.57	2.4
	18.501 - 19.000	50	4,647,795.09	1.1
	19.001 - 19.500	26	2,670,084.56	0.7
	19.501 - 20.000	17	1,597,033.83	0.4
	20.001 >=	12	1,251,934.57	0.3
	Total:	**2,761**	**407,790,521.67**	**100.0**
ARM Min Rate	4.501 - 5.000	11	1,355,139.98	0.3
	5.001 - 5.500	1	203,474.27	0.0
	6.001 - 6.500	3	515,266.62	0.1
	6.501 - 7.000	120	26,075,136.42	6.4
	7.001 - 7.500	237	40,074,681.56	9.8
	7.501 - 8.000	319	54,966,715.17	13.5
	8.001 - 8.500	348	58,452,904.43	14.3
	8.501 - 9.000	409	71,196,008.89	17.5

67

	9.001 - 9.500	339	49,891,923.38	12.2
ARM Min Rate continued	9.501 - 10.000	360	44,094,934.72	10.8
	10.001 - 10.500	225	22,565,366.03	5.5
	10.501 - 11.000	187	16,828,677.81	4.1
	11.001 - 11.500	84	9,982,635.29	2.4
	11.501 - 12.000	57	5,177,226.51	1.3
	12.001 - 12.500	29	3,289,502.26	0.8
	12.501 - 13.000	18	1,782,560.74	0.4
	13.001 - 13.500	9	1,081,877.84	0.3
	13.501 - 14.000	3	145,240.71	0.0
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**2,761**	**407,790,521.67**	**100.0**
Initial Periodic Cap	2.0	1	122,964.15	0.0
	3.0	2,758	407,451,648.50	99.9
	5.0	2	215,909.02	0.1
	Total:	**2,761**	**407,790,521.67**	**100.0**
Subsequent Periodic Cap	1.0	653	82,789,167.55	20.3
	1.5	2,108	325,001,354.12	79.7
	Total:	**2,761**	**407,790,521.67**	**100.0**

DERIVED INFORMATION [7/19/02]

[$200,000,000]
Senior Bonds Offered
(Approximate)

Home Equity Pass-Through Certificates, Series 2002-2
Class A-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

[$200,000,000] (Approximate)
Home Equity Pass-Through Certificates, Series 2002-2
Class A-1

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1	[200,000,000]	I	Senior/Adj	LIBOR + [ ]%	[2.9]	AAA/Aaa
Total	[200,000,000]					

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Loan Group	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-2	[100,000,000]	II	Senior/Adj/Wrap	LIBOR + [ ]%	[3.0]	AAA/Aaa
A-3	[146,250,000]	II	Senior/Adj	LIBOR + [ ]%	[3.0]	AAA/Aaa
A-IO	Notional (4)	I & II	Variable IO	(5)	N/A	AAA/Aaa
M-1	[31,500,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	AA/Aa2
M-2	[23,650,000]	I & II	Mezzanine/Adj	LIBOR + [ ]%	[5.3]	A/A2
B-1	[18,350,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[5.3]	BBB+/Baa2
B-2	[5,250,000]	I & II	Subordinate/Adj	LIBOR + [ ]%	[4.8]	BBB/Baa3
R (3)	[50]	II	Residual	LIBOR + [ ]%	N/A	AAA/---
X	[0]	I & II	Subordinate	N/A	N/A	N/A

(1) The fixed rate collateral ramp assumes [4%] CPR increasing to [20%] CPR in month [12] and the adjustable rate collateral ramp assumes [6%] CPR increasing to [28%] CPR in month [18]. Bonds are priced to call.
(2) The coupons on the Offered Certificates are capped by the applicable Net Funds Cap as described below.
(3) Non-economic residual with the tax liabilities of the REMIC.
(4) Notional amount is equal to (a) [67.00%] of the sum of the Class A-1, Class A-2 and Class A-3 Certificate ("Class A Certificates") balances until the 30th Distribution Date and (b) zero on the 31st Distribution Date and thereafter.
(5) [8.00]% less one month LIBOR, subject to an available funds cap.

SUMMARY TERMS

Underwriter:	Credit Suisse First Boston Corp (sole manager).
Depositor:	Credit Suisse First Boston Mortgage Securities Corp.
Servicer:	[31]% by Olympus Servicing, L.P. and [79]% by Fairbanks Capital Corp.
Special Servicer:	Olympus Servicing, L.P.
Trustee:	TBD
Bond Insurer:	Financial Security Assurance Inc. (AAA/Aaa)
Cut-off Date:	On or about July 1, 2002 for the initial Mortgage Loans.
Investor Settlement:	On or about [July 30, 2002], Closing Date [July 29, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in August 2002
Accrual Period:	For any class of certificates and any Distribution Date, the period commencing on the immediately preceding Distribution Date (or, in the case of the first Accrual Period, with respect to the Certificates (other than the Class A-IO Certificates), the closing date, and with respect to the Class A-IO Certificates, July 25, 2002) and ending on the day immediately preceding the related Distribution Date.
Delay Days:	[0] days.
Pricing Prepayment Speed:	With respect to the fixed rate Mortgage Loans, 100% of the prepayment assumption (the "Fixed PPC") describes prepayments starting at [4%] CPR in month 1, increasing by approximately [1.4545%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter. With respect to the adjustable rate Mortgage Loans, 100% of the prepayment assumption (the "ARM PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.2941%] CPR per month to [28%] CPR in month [18], and remaining at [28%] CPR thereafter.
Certificate Ratings:	The Class A Certificates, Class M-1, Class M-2, Class B-1 and Class B-2 Certificates are expected to be rated by S&P/Moody's. Class A: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B-1: BBB+/Baa2 Class B-2: BBB/Baa3
Optional Call:	The transaction will have a 10% optional call.
Prefunding Amount:	Approximately [5%] – [10%]
Capitalized Interest Acct:	TBD
Offered Certificates:	The Class A-1 Certificates
ERISA Eligibility:	[Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3 Class A-IO, Class M-1, Class M-2, Class B-1 and Class B-2 may be purchased by employee benefit plans that are subject to ERISA].
SMMEA Treatment:	[The Class A-1, Class A-2, Class A-3, Class A-IO, and Class M-1 ***will*** constitute "mortgage related securities" for purposes of SMMEA. The Class M-2, Class B-1 and Class B-2 ***will not*** constitute "mortgage related securities" for purposes of SMMEA].
Taxation:	REMIC.

Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Certificates, except Class A-IO, will be increased (1) by the lesser of (a) 50 basis points and (b) the initial pass-through margin for the Class A certificates; and (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, Class B-1 and Class B-2.
Expense Fee Rate:	The per annum rate at which the servicing, trustee, if any, loss mitigation advisor and mortgage insurer (as applicable) fees accrue.
Pass-through Rate:	The pass-through rate for each Class of Certificates (other than Class A-IO) for each distribution date is a per annum rate equal to the lesser of (i) the sum of the one-month LIBOR for that distribution date plus the related certificate margin and (ii) the applicable Net Funds Cap. The pass-through rate for the Class A-IO Certificates for each distribution date is a per annum rate equal to the lesser of (i) the excess, if any, of 8.00% over one-month LIBOR for that distribution date and (ii) the Class A-IO Net Funds Cap.
Group 1 Excess Interest Amount:	For any Distribution Date, the product of the amount of Monthly Excess Interest required to be distributed on that Distribution Date pursuant to subclause (2)(A) of the Monthly Excess Cashflow waterfall and a fraction the numerator of which is the Principal Remittance Amount derived from Loan Group 1 and the denominator of which is the Principal Remittance Amount, in each case for that Distribution Date.
Class A-1 Net Funds Cap:	For any Distribution Date and the Class A-1 Certificates, will be a per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 1 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 1 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-2 & Class A-3 Net Funds Cap:	For any Distribution Date and the Class A-2 and Class A-3 Certificates, the per annum rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount for Loan Group 2 and such date and (2) 12, and the denominator of which is the Aggregate Loan Group Collateral Balance of Loan Group 2 for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the immediately preceding Accrual Period.
Class A-IO Net Funds Cap:	For any Distribution Date and the Class A-IO Certificates, a per annum rate equal to the weighted average of (1)(A) the Class A-1 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (B) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-1 Certificates on that Distribution Date by the Class Principal Balance of the Class A-1 Certificates immediately prior to that Distribution Date; and (2)(X) the Class A-2 & Class A-3 Net Funds Cap (without adjustment for the actual number of days in the accrual period) over (Y) the rate obtained by multiplying (i) 12 and (ii) the percentage obtained by dividing the Current Interest due the Class A-2 and Class A-3 Certificates on that Distribution Date by the Class Principal Balance of the Class A-2 and Class A-3 Certificates immediately prior to that Distribution Date; weighted according to the respective Class Principal Balances of (a) the Class A-1 and (b) Class A-2 and Class A-3 Certificates.
Subordinate Net Funds Cap:	For any Distribution Date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, will be a per annum rate equal to a weighted average of (i) the Class A-1 Net Funds Cap and (ii) the Class A-2 & Class A-3 Net Funds Cap for such Distribution Date; weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.
Subordinate Group 1 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 1 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-1 Certificates.

72

Subordinate Group 2 Balance:	For any distribution date will be the aggregate of the Stated Principal Balances of the group 2 mortgage loans as of the last day of the related collection period less the Class Principal Balance of the Class A-2 & Class A-3 Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates is based on the related Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the related Net Funds Cap, up to the related Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	For the Class A-1, Class A-2 and Class A-3 Certificates and any distribution date, an annual rate equal to the weighted average of (i) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in the related loan group and (ii) the Net Mortgage Rates of the fixed-rate mortgage loans in the related loan group. For the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and any distribution date, an annual rate equal to the weighted average of (x) the maximum mortgage rates minus the Expense Fee Rate of the adjustable-rate mortgage loans in both loan groups and the (y) Net Mortgage Rates of the fixed-rate mortgage loans in both loan groups.
Net Mortgage Rate:	As to each mortgage loan, and at any time, the per annum rate equal to the mortgage rate of such mortgage loan less the rate at which such loan's Expense Fee Rate accrues.
Principal and Interest Advancing:	The servicers will be obligated to make advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.
Interest Carry Forward Amount:	For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (A) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through for such Class.
Optimal Interest Remittance Amount	For any Distribution Date and Loan Group, will be equal to the excess of (i) the product of (1) (x) the weighted average Net Mortgage Rate of the Mortgage Loans in such Loan Group as of the first day of the related Collection Period less, with regard to Loan Group 2, the product of (a) the FSA Premium Rate multiplied by (b) the aggregate Class Principal Balance of the Class A-2 Certificates, divided by the Aggregate Loan Group 2 Collateral Balance as of the first day of the related Collection Period, divided by (y) 12 and (2) the applicable Aggregate Loan Group Collateral Balance for the immediately preceding Distribution Date, over (ii) any expenses that reduce the Interest Remittance Amount for that Loan Group which did not arise as a result of a default or delinquency of the related Mortgage Loans.
Credit Enhancement:	1. Excess cashflow (including claims on any MI policies). 2. Overcollateralization. 3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[15.00]%	[16.00]%	[32.00]%
M-1	[9.00]%	[10.00]%	[20.00]%
M-2	[4.50]%	[5.50]%	[11.00]%
B-1	[1.00]%	[2.00]%	[4.00]%
B-2	[0.00]%	[1.00]%	[2.00]%

* Prior to stepdown date, based on Maximum Pool Balance.
** After stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is [1.00]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [2.00]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date and the senior certificates, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates and (ii) the overcollateralization amount, in each case prior taking into account the distribution of the Principal Distribution Amount on such Distribution Date, by (y) the aggregate principal balance of the Mortgage Loans as of the first day of the related remittance period.

Stepdown Date: The later to occur of (i) the Distribution Date in August 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to approximately [68.00]%.

Trigger Event: TDB

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Delinquent Loan Substitution: If any Initial Mortgage Loan, less than thirty days delinquent as of the Cut-Off Date, fails to make its scheduled monthly payment due during the period commencing on the second day of the month preceding the month in which the Cut Off Date occurs and ending on the Cut-Off Date and becomes 30 days or more delinquent on such amount, in accordance with the terms of the pooling and servicing agreement, DLJ Mortgage Capital, Inc. shall be required to either repurchase or substitute such Mortgage Loan provided said payment is not received by the Determination Date in the month succeeding the month in which the Initial Cut-off Date occurs. In no event shall the aggregate amount substituted or repurchased by DLJ Mortgage Capital pursuant to this provision be greater than 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefund account as of the Closing Date.

Group Allocation Amount: For any distribution date on or after the Stepdown Date, the product of the Senior Principal Payment Amount for that distribution date and a fraction, the numerator of which is the Principal Remittance Amount derived from the related loan group and the denominator of which is the Principal Remittance Amount for both loan groups, in each case for that distribution date (as described in the prospectus supplement).

Distributions to Certificateholders:

I. The Interest Remittance Amount from the loan groups shall be distributed on each Distribution Date as follows:

1. From Group 2, to the Bond Insurer, the policy premium amount;

2. From Group 2, to the Trustee, the trustee fee, if any;
3. From Group 2, to the Loss Mitigation Advisor, the loss mitigation advisor fee;
4. From Group 1, to the Bond Insurer and the Trustee, the policy premium amounts and trustee fee amounts from (1 & 2) above, if any;
5. From Group 1, to the Loss Mitigation Advisor, the policy premium amount remaining unpaid from (3) above, if any;
6. Concurrently, to the Class A Certificates, and the Class A-IO Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*; provided that (a) the Class A-1 Certificates receive interest from the Interest Remittance Amount of the Group 1 Loans before any interest is allocated to the Class A-1 Certificates from the Interest Remittance Amount of the Group 2 Loans and (b) interest amounts distributed to Class A-2, Class A-3 and Class A-IO are allocated from the Interest Remittance Amount of the Group 2 Loans prior to amounts being paid to such classes from the Interest Remittance Amount of Group 1 Loans.
7. To the Bond Insurer, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, reimbursement for amounts paid under the certificate guarantee insurance policy.
8. To the Class M-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
9. To the Class M-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
10. To the Class B-1 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
11. To the Class B-2 Certificates, first from the Interest Remittance Amount for Loan Group 2 and then from the Interest Remittance Amount for Loan Group 1, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class; and
12. For application as part of monthly excess cash flow.

II. Before the Stepdown Date or during a Trigger Event, collections of principal shall be allocated according to the following priority:
1. From Group 1, to the Class A-1 Certificates until the principal balances of such classes is reduced to zero;
2. From Group 2, sequentially first to the Class R Certificates and then to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the respective principal balance of such classes have been reduced to zero;
3. From Group 1, to the Class A-2 Certificates and Class A-3 Certificates, pro-rata, until the Class Certificate principal balances have been reduced to zero;
4. From Group 2, to the Class A-1 Certificates until the Class Certificate Balances have been reduced to zero.
5. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I above.
6. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates, in that order, until the respective Class Certificate Balances are reduced to zero; and
7. For application as part of monthly excess cash flow

III. On and after the Stepdown Date (assuming no Trigger Event is in effect), collections of principal shall be allocated according to the following priority:
1. From the Principal Remittance Amount derived from Group 1, sequentially, first to (x) the Class A-1 Certificates and then to (y) the Class A-2 and Class A-3 Certificates, pro-rata, the Group 1 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
2. From the Principal Remittance Amount derived from Group 2, sequentially, first to (x) the Class A-2 and Class A-3 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, the Group 2 Allocation Amount, until the respective Class Principal Balance is reduced to zero;
3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section II above.
4. Sequentially, to the Class M-1, Class M-2, Class B-1 and B-2 Certificates (until the respective class principal balances have been reduced to zero) in accordance with the Target Credit Enhancement

percentages for each class; and

5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first and, if delinquencies are less than or equal to 3% of the initial principal balance of the Initial Mortgage Loans as of the Cut-off Date plus the amount deposited into the prefunding account as of the Closing Date, the second Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X Certificates.

2. (A) Until the aggregate Class Principal Balance of the certificates equals the aggregate loan balance for such distribution date minus the targeted overcollateralization amount for such date, on each distribution date (a) prior to the Stepdown Date or (b) with respect to which a Trigger Event has occurred, to the extent of Monthly Excess Interest for such distribution date, to the certificates, in the following order of priority:

   (a) (i) to the extent of the Monthly Excess Interest derived from loan group 1, sequentially to (x) the Class A-1 Certificates and then to (y) the Class A-2 and Class A-3 Certificates (pro-rata), in that order, the Group 1 Excess Interest Amount, until the respective Class Principal Balance has been reduced to zero;

   (ii) sequentially, to (x) the Class A-2 and Class A-3 Certificates, pro-rata, and then to (y) the Class A-1 Certificates, in that order, until the respective Class Principal Balance has been reduced to zero;

   (b) to the Class M-1 Certificates, until the Class Principal Balance of such class has been reduced to zero;

   (c) to the Class M-2 Certificates, until the Class Principal Balance of such class has been reduced to zero; and

   (d) to the Class B-1, until the Class Principal Balance of such class has been reduced to zero; and

   (e) to the Class B-2, until the Class Principal Balance of such class has been reduced to zero;

   (B) On each distribution date on or after the Stepdown Date and with respect to which a Trigger Event has not occurred, to fund any principal distributions required to be made on such distribution date set forth above in subclause III (above), after giving effect to the distribution of the Principal Payment Amount for such date, in accordance with the priorities set forth therein;

3. To the Bond Insurer, reimbursement for amounts paid under the certificate guarantee insurance policy to the extent not otherwise paid in Section I, II and III above.
4. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
6. To the Class B-1 Certificates, any unpaid realized loss amounts for such Class;
7. To the Class B-2 Certificates, any unpaid realized loss amounts for such Class;
8. To the Class A Certificates, any Basis Risk Carry Forward Amounts, for such Classes, *pro rata*;
9. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
11. To the Class B-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
12. To the Class B-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
13. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
14. To the Class X Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement; and
15. To the Class R Certificates, any remaining amount.

BOND SUMMARY

To Call

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	5.4	3.8	2.9	1.9	1.5	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	181	127	95	62	52	35

To Maturity

	50 PPC	75 PPC	100 PPC	150 PPC	175 PPC	200 PPC
Average Life (Years)	5.7	4.0	3.1	2.0	1.6	1.3
First Pay (Month)	1	1	1	1	1	1
Last Pay (Month)	316	248	191	122	99	35

Collateral Net WAC – *Class A-1*

Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (1)	Period	Net WAC (2)	Period	Net WAC (2)	Period	Net WAC (2)
1	8.20%	37	8.20%	73	8.19%	1	8.20%	37	12.55%	73	13.57%
2	8.20%	38	8.20%	74	8.19%	2	8.20%	38	12.54%	74	13.56%
3	8.20%	39	8.20%	75	8.19%	3	8.20%	39	12.54%	75	13.55%
4	8.20%	40	8.20%	76	8.19%	4	8.20%	40	12.54%	76	13.54%
5	8.20%	41	8.20%	77	8.19%	5	8.20%	41	13.39%	77	13.53%
6	8.20%	42	8.20%	78	8.19%	6	8.20%	42	13.40%	78	13.52%
7	8.20%	43	8.20%	79	8.19%	7	8.20%	43	13.39%	79	13.51%
8	8.20%	44	8.20%	80	8.19%	8	8.20%	44	13.39%	80	13.50%
9	8.20%	45	8.19%	81	8.19%	9	8.20%	45	13.38%	81	13.49%
10	8.20%	46	8.19%	82	8.19%	10	8.20%	46	13.37%	82	13.48%
11	8.20%	47	8.19%	83	8.19%	11	8.20%	47	13.60%	83	13.47%
12	8.20%	48	8.19%	84	8.19%	12	8.20%	48	13.61%	84	13.46%
13	8.20%	49	8.19%	85	8.18%	13	8.20%	49	13.60%	85	13.45%
14	8.20%	50	8.19%	86	8.18%	14	8.20%	50	13.59%	86	13.44%
15	8.20%	51	8.19%	87	8.18%	15	8.20%	51	13.59%	87	13.43%
16	8.20%	52	8.19%	88	8.18%	16	8.20%	52	13.58%	88	13.42%
17	8.20%	53	8.19%	89	8.18%	17	8.20%	53	13.74%	89	13.41%
18	8.20%	54	8.19%	90	8.18%	18	8.20%	54	13.75%	90	13.40%
19	8.20%	55	8.19%	91	8.18%	19	8.20%	55	13.74%	91	13.39%
20	8.20%	56	8.19%	92	8.18%	20	8.20%	56	13.73%	92	13.38%
21	8.20%	57	8.19%	93	8.18%	21	8.20%	57	13.72%	93	13.37%
22	8.20%	58	8.19%	94	8.18%	22	8.23%	58	13.71%	94	13.36%
23	8.20%	59	8.19%	95	8.18%	23	10.11%	59	13.70%	95	13.35%
24	8.20%	60	8.19%	96	8.19%	24	10.13%	60	13.69%	96	13.34%
25	8.20%	61	8.19%	97	8.19%	25	10.12%	61	13.68%	97	13.34%
26	8.20%	62	8.19%	98	8.19%	26	10.12%	62	13.67%	98	13.33%
27	8.20%	63	8.19%	99	8.19%	27	10.12%	63	13.66%	99	13.32%
28	8.20%	64	8.19%	100	8.19%	28	10.13%	64	13.65%	100	13.31%
29	8.20%	65	8.19%	101	8.19%	29	11.06%	65	13.64%	101	13.30%
30	8.20%	66	8.19%	102	8.19%	30	11.06%	66	13.64%	102	13.29%
31	8.20%	67	8.19%			31	11.06%	67	13.63%		
32	8.20%	68	8.19%			32	11.05%	68	13.62%		
33	8.20%	69	8.19%			33	11.05%	69	13.61%		
34	8.20%	70	8.19%			34	11.06%	70	13.60%		
35	8.20%	71	8.19%			35	12.51%	71	13.59%		
36	8.20%	72	8.19%			36	12.56%	72	13.58%		

(1) Achieved assuming each adjustable rate Mortgage Loan index equals 1.92%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.
(2) Achieved assuming each adjustable rate Mortgage Loan index equals 20.00%; run at the Pricing Scenario (to call). Net WAC indicates the weighted average mortgage interest rate of the Mortgage Loans less the sum of the rate at which the deal fees accrue.

Statistical Collateral Summary – Loan Group 1

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 07/01/02 cutoff date (or 08/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	1,776		
Total Outstanding Loan Balance	$235,500,033.21		
Average Loan Current Balance	$132,601.37	$19,550.00	$419,786.78
Weighted Average Original LTV – First Liens	79.287%		
Weighted Average Coupon	8.787%	6.375%	13.500%
Arm Weighted Average Coupon	8.813%		
Fixed Weighted Average Coupon	8.640%		
Weighted Average Margin	6.712%	3.000%	9.700%
Weighted Average FICO (Non-Zero)	619		
Weighted Average Age (Months)	2		
% First Liens	100.00%		
% Arms	85.0%		
% Fixed	15.0%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	3	515,266.62	0.2
	6.501 - 7.000	88	16,788,426.56	7.1
	7.001 - 7.500	151	23,386,261.02	9.9
	7.501 - 8.000	204	31,663,812.93	13.4
	8.001 - 8.500	231	34,781,108.47	14.8
	8.501 - 9.000	249	36,764,785.57	15.6
	9.001 - 9.500	223	28,167,091.11	12.0
	9.501 - 10.000	261	29,905,946.20	12.7
	10.001 - 10.500	147	14,177,599.19	6.0
	10.501 - 11.000	126	10,779,811.54	4.6
	11.001 - 11.500	49	4,461,065.73	1.9
	11.501 - 12.000	34	3,091,352.07	1.3
	12.001 - 12.500	7	713,067.40	0.3
	12.501 - 13.000	2	234,267.62	0.1
	13.001 - 13.500	1	70,171.18	0.0
	Total:	**1776**	**235,500,033.21**	**100.0**
FICO	Not Available	1	63,750.00	0.0
	476 - 500	2	270,707.83	0.1
	501 - 525	130	14,546,730.18	6.2
	526 - 550	198	22,763,305.05	9.7
	551 - 575	213	25,697,427.95	10.9
	576 - 600	152	18,943,376.11	8.0
	601 - 625	272	35,786,433.92	15.2
	626 - 650	323	44,969,756.02	19.1
	651 - 675	248	37,027,000.55	15.7
	676 - 700	133	19,304,484.02	8.2
	701 - 725	51	8,037,731.52	3.4

FICO continued	726 - 750	32	4,611,639.65	2.0
	751 - 775	18	3,073,816.90	1.3
	776 - 800	2	286,948.11	0.1
	801 - 825	1	116,925.40	0.0
	Total:	**1776**	**235,500,033.21**	**100.0**
Scheduled Balance	0.01 - 50,000.00	83	3,414,787.42	1.5
	50,000.01 - 100,000.00	635	47,488,586.52	20.2
	100,000.01 - 150,000.00	420	52,083,868.82	22.1
	150,000.01 - 200,000.00	332	57,100,773.95	24.2
	200,000.01 - 250,000.00	187	41,709,362.30	17.7
	250,000.01 - 300,000.00	105	28,830,690.67	12.2
	300,000.01 - 350,000.00	10	3,310,312.18	1.4
	350,000.01 - 400,000.00	3	1,141,864.57	0.5
	400,000.01 - 450,000.00	1	419,786.78	0.2
	Total:	**1776**	**235,500,033.21**	**100.0**
Original LTV	<= 50.000	48	5,365,210.32	2.3
	50.001 - 55.000	17	1,774,142.65	0.8
	55.001 - 60.000	27	3,250,224.73	1.4
	60.001 - 65.000	56	7,168,461.27	3.0
	65.001 - 70.000	121	14,319,220.43	6.1
	70.001 - 75.000	177	20,711,102.25	8.8
	75.001 - 80.000	862	116,560,803.98	49.5
	80.001 - 85.000	190	23,357,831.18	9.9
	85.001 - 90.000	240	37,311,274.99	15.8
	90.001 - 95.000	33	5,056,557.05	2.1
	95.001 - 100.000	5	625,204.36	0.3
	Total:	**1776**	**235,500,033.21**	**100.0**
Documentation Type	Full	1138	144,009,049.51	61.2
	Stated Income / Stated Assets	558	79,404,721.34	33.7
	Reduced	80	12,086,262.36	5.1
	Total:	**1776**	**235,500,033.21**	**100.0**
Occupancy Status	Investment	155	15,566,812.58	6.6
	Primary	1610	218,870,311.82	92.9
	Second Home	11	1,062,908.81	0.5
	Total:	**1776**	**235,500,033.21**	**100.0**
State	California	424	76,862,009.03	32.6
	Florida	232	24,873,804.57	10.6
	New York	71	11,435,630.44	4.9
	Washington	80	10,641,983.16	4.5
	Arizona	76	9,073,451.50	3.9
	Illinois	74	8,626,254.90	3.7
	Colorado	47	7,297,374.80	3.1
	Hawaii	32	6,287,058.21	2.7

State continued	New Jersey	47	6,254,768.03	2.7
	Texas	59	5,886,468.02	2.5
	Virginia	53	5,682,971.24	2.4
	Minnesota	39	5,555,948.51	2.4
	Massachusetts	30	5,471,506.32	2.3
	Michigan	57	5,185,680.69	2.2
	Oregon	37	4,600,466.88	2.0
	Other	418	41,764,656.91	17.7
	Total:	**1776**	**235,500,033.21**	**100.0**
Purpose	Refi Cashout	828	111,779,605.01	47.5
	Refi r/t	80	10,807,922.98	4.6
	Purchase	868	112,912,505.22	47.9
	Total:	**1776**	**235,500,033.21**	**100.0**
Product Type	2yr frm->adj	1108	153,434,152.71	65.2
	3yr frm->adj	393	46,772,910.04	19.9
	Fixed Rate	275	35,292,970.46	15.0
	Total:	**1776**	**235,500,033.21**	**100.0**
Property Type	2-4 Family	153	22,544,629.91	9.6
	Condo	103	13,212,557.31	5.6
	Single Family	1457	191,118,317.67	81.2
	PUD	49	7,459,635.96	3.2
	Mfg. Housing	14	1,164,892.36	0.5
	Total:	**1776**	**235,500,033.21**	**100.0**
ARM Margin	2.501 - 3.000	1	119,850.28	0.1
	3.501 - 4.000	5	1,000,261.54	0.5
	4.001 - 4.500	35	5,314,961.30	2.7
	4.501 - 5.000	70	9,384,042.24	4.7
	5.001 - 5.500	50	6,368,104.77	3.2
	5.501 - 6.000	75	8,538,144.95	4.3
	6.001 - 6.500	44	4,393,317.67	2.2
	6.501 - 7.000	1155	158,794,338.98	79.3
	7.001 - 7.500	27	2,689,912.32	1.3
	7.501 - 8.000	13	1,438,432.44	0.7
	8.001 - 8.500	11	841,296.26	0.4
	8.501 - 9.000	11	846,191.40	0.4
	9.501 - 10.000	4	478,208.60	0.2
	Total:	**1501**	**200,207,062.75**	**100.0**

ARM Months to Rate Reset	16 - 18	1	50,126.47	0.0
	19 - 21	207	29,868,607.65	14.9
	22 - 24	900	123,515,418.59	61.7
	28 - 30	5	428,959.49	0.2
	31 - 33	29	3,217,709.15	1.6
	34 - 36	359	43,126,241.40	21.5
	Total:	**1501**	**200,207,062.75**	**100.0**
Arm Max Rate	12.001 - 12.500	1	143,866.62	0.1
	12.501 - 13.000	18	2,752,992.38	1.4
	13.001 - 13.500	20	2,691,646.27	1.3
	13.501 - 14.000	72	13,365,168.12	6.7
	14.001 - 14.500	122	18,878,994.11	9.4
	14.501 - 15.000	164	25,044,871.38	12.5
	15.001 - 15.500	184	28,135,666.04	14.1
	15.501 - 16.000	214	31,403,261.11	15.7
	16.001 - 16.500	197	24,684,901.26	12.3
	16.501 - 17.000	208	24,269,444.12	12.1
	17.001 - 17.500	123	12,348,170.71	6.2
	17.501 - 18.000	107	9,465,876.94	4.7
	18.001 - 18.500	37	3,667,455.22	1.8
	18.501 - 19.000	30	2,888,814.34	1.4
	19.001 - 19.500	4	465,934.13	0.2
	Total:	**1501**	**200,207,062.75**	**100.0**
ARM Min Rate	4.501 - 5.000	1	259,242.35	0.1
	5.001 - 5.500	1	203,474.27	0.1
	6.001 - 6.500	3	515,266.62	0.3
	6.501 - 7.000	77	14,456,110.14	7.2
	7.001 - 7.500	128	19,844,783.70	9.9
	7.501 - 8.000	166	25,196,524.03	12.6
	8.001 - 8.500	184	27,896,931.22	13.9
	8.501 - 9.000	210	31,441,220.29	15.7
	9.001 - 9.500	197	25,236,433.34	12.6
	9.501 - 10.000	213	24,973,345.56	12.5
	10.001 - 10.500	127	12,574,461.12	6.3
	10.501 - 11.000	112	9,659,220.83	4.8
	11.001 - 11.500	41	4,015,831.25	2.0
	11.501 - 12.000	32	2,986,883.01	1.5
	12.001 - 12.500	7	713,067.40	0.4
	12.501 - 13.000	2	234,267.62	0.1
	Total:	**1501**	**200,207,062.75**	**100.0**
Initial Periodic Cap	3.0	1501	200,207,062.75	100.0
	Total:	**1501**	**200,207,062.75**	**100.0**

82

Subsequent Periodic Cap	1.0	128	14,011,333.92	7.0
	1.5	1373	186,195,728.83	93.0
	Total:	**1501**	**200,207,062.75**	**100.0**

Statistical Collateral Summary – Aggregate Pool

All information on the Mortgage Loans is approximate, includes the prefunding, and is based off of rolled scheduled balances as of the 07/01/02 cutoff date (or 08/01/02 cutoff date with regard to the prefunding loans). The final numbers will be found in the prospectus supplement. Thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	3,751		
Total Outstanding Loan Balance	$524,220,433.01		
Average Loan Current Balance	$139,754.85	$16,170.17	$699,539.76
Weighted Average Original LTV – First Liens	79.593%		
Weighted Average Coupon	8.811%	6.375%	14.125%
Arm Weighted Average Coupon	8.849%		
Fixed Weighted Average Coupon	8.677%		
Weighted Average Margin	6.776%	2.160%	13.125%
Weighted Average FICO (Non-Zero)	620		
Weighted Average Age (Months)	2		
% First Liens	100.00%		
% Arms	77.8%		
% Fixed	22.2%		

		Loan Count	Balance	%
Current Rate	6.001 - 6.500	3	515,266.62	0.1
	6.501 - 7.000	166	35,404,674.70	6.8
	7.001 - 7.500	311	53,317,138.83	10.2
	7.501 - 8.000	449	74,447,288.00	14.2
	8.001 - 8.500	498	77,238,027.20	14.7
	8.501 - 9.000	562	88,605,530.17	16.9
	9.001 - 9.500	467	61,984,072.17	11.8
	9.501 - 10.000	490	57,121,278.60	10.9
	10.001 - 10.500	283	27,086,097.62	5.2
	10.501 - 11.000	238	21,809,948.99	4.2
	11.001 - 11.500	112	10,729,806.98	2.0
	11.501 - 12.000	85	6,996,922.19	1.3
	12.001 - 12.500	40	5,106,426.29	1.0
	12.501 - 13.000	26	2,180,556.13	0.4
	13.001 - 13.500	15	1,335,741.81	0.3
	13.501 - 14.000	4	230,407.66	0.0
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**3,751**	**524,220,433.01**	**100.0**
FICO	Not Available	2	108,737.12	0.0
	476 - 500	6	533,561.78	0.1
	501 - 525	207	27,091,724.55	5.2
	526 - 550	357	40,291,160.29	7.7
	551 - 575	455	53,638,500.71	10.2
	576 - 600	474	64,218,602.48	12.3
	601 - 625	630	91,348,275.60	17.4
	626 - 650	677	96,905,111.51	18.5

	651 - 675	455	71,757,057.13	13.7
FICO continued	676 - 700	251	38,680,593.77	7.4
	701 - 725	122	20,062,812.98	3.8
	726 - 750	64	10,750,594.13	2.1
	751 - 775	39	6,932,422.57	1.3
	776 - 800	10	1,392,352.99	0.3
	801 - 825	2	508,925.40	0.1
	Total:	**3,751**	**524,220,433.01**	**100.0**
Scheduled Balance	0.01 - 50,000.00	286	11,417,957.39	2.2
	50,000.01 - 100,000.00	1,318	98,012,603.99	18.7
	100,000.01 - 150,000.00	860	106,149,407.22	20.2
	150,000.01 - 200,000.00	554	95,338,602.12	18.2
	200,000.01 - 250,000.00	293	65,469,959.69	12.5
	250,000.01 - 300,000.00	178	48,858,029.97	9.3
	300,000.01 - 350,000.00	119	38,908,684.92	7.4
	350,000.01 - 400,000.00	77	28,745,549.07	5.5
	400,000.01 - 450,000.00	29	12,397,538.55	2.4
	450,000.01 - 500,000.00	28	13,572,678.36	2.6
	500,000.01 - 550,000.00	1	522,449.24	0.1
	550,000.01 - 600,000.00	6	3,464,404.27	0.7
	650,000.01 - 700,000.00	2	1,362,568.22	0.3
	Total:	**3,751**	**524,220,433.01**	**100.0**
Original LTV	<= 50.000	128	12,214,744.56	2.3
	50.001 - 55.000	55	7,067,226.05	1.3
	55.001 - 60.000	71	7,635,485.78	1.5
	60.001 - 65.000	150	19,551,984.04	3.7
	65.001 - 70.000	241	29,177,488.37	5.6
	70.001 - 75.000	370	46,742,142.49	8.9
	75.001 - 80.000	1,646	237,865,635.90	45.4
	80.001 - 85.000	351	48,512,706.34	9.3
	85.001 - 90.000	542	84,204,305.41	16.1
	90.001 - 95.000	118	19,766,378.62	3.8
	95.001 - 100.000	79	11,482,335.46	2.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Documentation Type	Full	2,672	342,980,876.50	65.4
	Stated Income / Stated Assets	805	130,926,779.17	25.0
	Reduced	274	50,312,777.34	9.6
	Total:	**3,751**	**524,220,433.01**	**100.0**
Occupancy Status	Investment	285	26,379,160.88	5.0
	Primary	3,450	496,178,058.14	94.7
	Second Home	16	1,663,213.99	0.3
	Total:	**3,751**	**524,220,433.01**	**100.0**

85

State	California	839	176,332,194.29	33.6
	Florida	593	66,619,419.16	12.7
	New York	139	25,775,732.84	4.9
	Illinois	186	22,598,081.07	4.3
	New Jersey	108	17,412,877.08	3.3
	Washington	117	17,078,202.99	3.3
	Massachusetts	85	16,740,503.53	3.2
	Michigan	173	15,241,982.52	2.9
	Texas	147	14,285,169.82	2.7
	Arizona	106	13,759,635.40	2.6
	Colorado	69	12,764,632.24	2.4
	Hawaii	51	10,046,930.29	1.9
	Georgia	76	8,776,353.22	1.7
	Ohio	116	8,749,936.77	1.7
	Virginia	74	8,103,078.08	1.5
	Other	872	89,935,703.72	17.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Purpose	Refi Cashout	1,769	251,866,215.60	48.0
	Refi r/t	302	35,777,665.87	6.8
	Purchase	1,680	236,576,551.54	45.1
	Total:	**3,751**	**524,220,433.01**	**100.0**
Product Type	2yr frm->adj	1,773	283,544,300.55	54.1
	3yr frm->adj	986	124,030,312.10	23.7
	5yr frm->adj	2	215,909.02	0.0
	Fixed Rate	990	116,429,911.34	22.2
	Total:	**3,751**	**524,220,433.01**	**100.0**
Property Type	2-4 Family	308	46,561,928.01	8.9
	Condo	203	25,162,149.80	4.8
	Single Family	3,148	439,262,599.00	83.8
	PUD	67	11,312,035.40	2.2
	Mfg. Housing	25	1,921,720.80	0.4
	Total:	**3,751**	**524,220,433.01**	**100.0**
ARM Margin	2.001 - 2.500	2	572,000.00	0.1
	2.501 - 3.000	1	119,850.28	0.0
	3.501 - 4.000	5	1,000,261.54	0.2
	4.001 - 4.500	39	6,730,026.15	1.7
	4.501 - 5.000	171	28,700,542.67	7.0
	5.001 - 5.500	97	13,857,003.49	3.4
	5.501 - 6.000	181	23,255,478.01	5.7
	6.001 - 6.500	163	21,187,765.67	5.2
	6.501 - 7.000	1,689	266,644,908.24	65.4
	7.001 - 7.500	109	13,203,500.10	3.2
	7.501 - 8.000	77	8,496,966.54	2.1

86

	8.001 - 8.500	72	7,339,306.84	1.8
ARM Margin continued	8.501 - 9.000	57	5,573,134.62	1.4
	9.001 - 9.500	42	4,246,689.98	1.0
	9.501 - 10.000	27	2,819,743.31	0.7
	10.001 - 10.500	17	1,505,350.92	0.4
	10.501 - 11.000	7	1,619,642.37	0.4
	11.001 - 11.500	3	826,550.95	0.2
	11.501 - 12.000	1	45,000.00	0.0
	13.001 - 13.500	1	46,800.00	0.0
	Total:	**2,761**	**407,790,521.67**	**100.0**
ARM Months to Rate Reset	13 - 15	3	311,790.20	0.1
	16 - 18	4	395,483.62	0.1
	19 - 21	369	61,781,611.35	15.2
	22 - 24	1,397	221,055,415.38	54.2
	28 - 30	5	428,959.49	0.1
	31 - 33	75	9,283,478.21	2.3
	34 - 36	906	114,317,874.40	28.0
	37 >=	2	215,909.02	0.1
	Total:	**2,761**	**407,790,521.67**	**100.0**
Arm Max Rate	12.001 - 12.500	1	143,866.62	0.0
	12.501 - 13.000	23	3,840,254.56	0.9
	13.001 - 13.500	55	9,024,239.97	2.2
	13.501 - 14.000	150	31,173,725.70	7.6
	14.001 - 14.500	229	36,584,700.54	9.0
	14.501 - 15.000	334	56,028,495.32	13.7
	15.001 - 15.500	350	60,118,584.51	14.7
	15.501 - 16.000	388	66,399,104.91	16.3
	16.001 - 16.500	320	46,010,901.58	11.3
	16.501 - 17.000	337	40,587,250.78	10.0
	17.001 - 17.500	216	21,731,160.04	5.3
	17.501 - 18.000	178	16,353,905.52	4.0
	18.001 - 18.500	75	9,627,483.57	2.4
	18.501 - 19.000	50	4,647,795.09	1.1
	19.001 - 19.500	26	2,670,084.56	0.7
	19.501 - 20.000	17	1,597,033.83	0.4
	20.001 >=	12	1,251,934.57	0.3
	Total:	**2,761**	**407,790,521.67**	**100.0**
ARM Min Rate	4.501 - 5.000	11	1,355,139.98	0.3
	5.001 - 5.500	1	203,474.27	0.0
	6.001 - 6.500	3	515,266.62	0.1
	6.501 - 7.000	120	26,075,136.42	6.4
	7.001 - 7.500	237	40,074,681.56	9.8
	7.501 - 8.000	319	54,966,715.17	13.5
	8.001 - 8.500	348	58,452,904.43	14.3
	8.501 - 9.000	409	71,196,008.89	17.5

	9.001 - 9.500	339	49,891,923.38	12.2
ARM Min Rate continued	9.501 - 10.000	360	44,094,934.72	10.8
	10.001 - 10.500	225	22,565,366.03	5.5
	10.501 - 11.000	187	16,828,677.81	4.1
	11.001 - 11.500	84	9,982,635.29	2.4
	11.501 - 12.000	57	5,177,226.51	1.3
	12.001 - 12.500	29	3,289,502.26	0.8
	12.501 - 13.000	18	1,782,560.74	0.4
	13.001 - 13.500	9	1,081,877.84	0.3
	13.501 - 14.000	3	145,240.71	0.0
	14.001 - 14.500	2	111,249.04	0.0
	Total:	**2,761**	**407,790,521.67**	**100.0**
Initial Periodic Cap	2.0	1	122,964.15	0.0
	3.0	2,758	407,451,648.50	99.9
	5.0	2	215,909.02	0.1
	Total:	**2,761**	**407,790,521.67**	**100.0**
Subsequent Periodic Cap	1.0	653	82,789,167.55	20.3
	1.5	2,108	325,001,354.12	79.7
	Total:	**2,761**	**407,790,521.67**	**100.0**

88

DERIVED INFORMATION [7/22/02]

[$23,650,000]
Class M-2

[$18,350,000]
Class B-1

Subordinate Bonds Offered
(Approximate)

Home Equity Pass-Through Certificates, Series 2002-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

The tables below show the Constant Default Rate (CDR) that can be sustained without a loss being incurred on Class M-2 and Class B-1, respectively.

Such calculations are run at Forward Libor and assume:

(a) 100% Prospectus Prepayment Curve (PPC)
(b) 50% loss severity
(c) 6 month lag from default to loss

Class M-2

CDR	8.85%
Collateral Loss to Maturity	13.07%

Class B-1

CDR	5.95%
Collateral Loss to Maturity	9.41%

Appendix A

Libor Assumption:


Forward Libor
8.0000%
7.0000%
6.0000%
5.0000%
4.0000%
3.0000%
2.0000%
1.0000%
0.0000%
Libor Rate (%)
1 month libor
6 month libor
1
17
33
49
65
81
97
113
129
145
161
177
193
209
225
241
257
273
289
305
321
337
353
Period (Month)

91

DERIVED INFORMATION [7/22/02]

[$18,350,000]
Class B-1
Subordinate Bonds Offered
(Approximate)

Home Equity Pass-Through Certificates, Series 2002-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

(i) CDR Analysis

Class B-1

The tables below show the Constant Default Rate (CDR) at (1) spot libor, (2) forward libor (Appendix B) and (3) forward libor + 200 basis points that can be sustained without a writedown to Class B-1 at various percentages of the Prospectus Prepayment Curve (PPC). The calculations assume a 40% loss severity and the deal stepdown occurs.

Scenario I (Spot Libor)

	% PPC					
	50	75	100	125	150	200
Total Losses	13.95%	11.00%	9.11%	7.84%	6.88%	5.61%
CDR %	7.20%	7.35%	7.50%	7.70%	7.85%	8.25%
Loss on B-1?	-	-	-	-	-	-
Libor	1.84%	1.84%	1.84%	1.84%	1.84%	1.84%

Scenario II (Forward Libor)

	% PPC					
	50	75	100	125	150	200
Total Losses	13.26%	10.30%	8.43%	7.19%	6.30%	5.11%
CDR %	6.60%	6.70%	6.80%	6.95%	7.10%	7.45%
Loss on B-1?	-	-	-	-	-	-
Libor	Forward	Forward	Forward	Forward	Forward	Forward

Scenario III (Forward Libor + 200 bps)

	% PPC					
	50	75	100	125	150	200
Total Losses	9.88%	7.52%	6.09%	5.13%	4.45%	3.58%
CDR %	4.45%	4.55%	4.65%	4.75%	4.85%	5.10%
Loss on B-1?	-	-	-	-	-	-
Libor	Fwd + 200 bps	Fwd + 200 bps	Fwd + 200 bps	Fwd + 200 bps	Fwd + 200 bps	Fwd + 200 bps

(ii) Loss Vector Analysis

Class B-1

The tables below show the percentage of the Base Loss Vector (Appendix A) at (1) spot libor, (2) forward libor and (3) forward libor + 200 basis points (Appendix B) that can be sustained without a writedown to Class B-1 at various percentages of the Prospectus Prepayment Curve (PPC). 100% of the base loss vector equates to a cumulative loss to maturity on the collateral of 3.00%. The calculations assume a 40% loss severity and the deal stepdown occurs.

Scenario I (Spot Libor)

	% PPC					
	50	75	100	125	150	200
Total Losses	13.35%	11.25%	8.55%	6.15%	4.35%	2.40%
% Loss Vector	445.00%	375.00%	285.00%	205.00%	145.00%	80.00%
Loss on B-1?	-	-	-	-	-	-
Libor	1.84%	1.84%	1.84%	1.84%	1.84%	1.84%

Scenario II (Forward Libor)

	% PPC					
	50	75	100	125	150	200
Total Losses	11.70%	9.75%	7.80%	5.55%	3.75%	2.10%
% Loss Vector	390.00%	325.00%	260.00%	185.00%	125.00%	70.00%
Loss on B-1?	-	-	-	-	-	-
Libor	Forward	Forward	Forward	Forward	Forward	Forward

Scenario III (Forward Libor + 200 bps)

	% PPC					
	50	75	100	125	150	200
Total Losses	9.60%	8.10%	6.75%	4.95%	3.45%	1.80%
% Loss Vector	320.00%	270.00%	225.00%	165.00%	115.00%	60.00%
Loss on B-1?	-	-	-	-	-	-
Libor	Fwd + 200 bps	Fwd + 200 bps	Fwd + 200 bps	Fwd + 200 bps	Fwd + 200 bps	Fwd + 200 bps

Appendix A

100% of Base Loss Vector = 3.00% cumulative losses

Loss Distribution:

Year	% Loss Realized
1	5.00%
2	20.00%
3	25.00%
4	20.00%
5	20.00%
6	10.00%

Appendix B

Forward Libor:


Forward Libor
8.0000%
7.0000%
6.0000%
5.0000%
4.0000%
3.0000%
2.0000%
1.0000%
0.0000%
Libor Rate (%)
1 month libor
6 month libor
1
17
33
49
65
81
97
113
129
145
161
177
193
209
225
241
257
273
289
305
321
337
353
Period (Month)

[$18,350,000]
Class B-1

[$5,250,000]
Class B-2

Subordinate Bonds Offered (Approximate)

Home Equity Pass-Through Certificates, Series 2002-2

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

[TBD]
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

The tables below show the Constant Default Rate (CDR) that can be sustained without a loss being incurred on Class B-1 and Class B-2, respectively.

Such calculations are run at (1) Forward Libor and (2) Forward Libor + 2.00% and assume:

(a) 100% Prospectus Prepayment Curve (PPC)
(b) 45% loss severity
(c) 12 month lag from default to loss

Class B-1

(i) Forward Libor:

CDR	6.90%
Collateral Loss to Maturity	9.60%

(ii) Forward Libor + 2.00%:

CDR	5.55%
Collateral Loss to Maturity	7.99%

Class B-2

(iii) Forward Libor:

CDR	5.35%
Collateral Loss to Maturity	7.73%

(iv) Forward Libor + 2.00%:

CDR	3.95%
Collateral Loss to Maturity	5.92%

Appendix A

Libor Assumptions:


Forward Libor
8.0000%
7.0000%
6.0000%
5.0000%
4.0000%
3.0000%
2.0000%
1.0000%
0.0000%
Libor Rate (%)
1 month libor
6 month libor
1 17 33 49 65 81 97 113 129 145 161 177 193 209 225 241 257 273 289 305 321 337 353
Period (Month)


Forward Libor + 2.00%
10.0000%
9.0000%
8.0000%
7.0000%
6.0000%
5.0000%
4.0000%
3.0000%
2.0000%
1.0000%
0.0000%
Libor Rate (%)
1 month libor
6 month libor
1 17 33 49 65 81 97 113 129 145 161 177 193 209 225 241 257 273 289 305 321 337 353
Period (Month)